TOMOTSUNE & KIMURA
SANNO GRAND BUILDING
14-2, NAGATACHO 2-CHOME, CHIYODA-KU
TOKYO 100-0014, JAPAN

TELEPHONE: 81-3-3580-0800
FACSIMILE: 81-3-3593-3336

File No. 82-34658
July 24, 2002

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Daido Life Insurance Company - 12g3-2(b) Exemption

Ladies and Gentlemen:

In connection with the exemption of Daido Life Insurance Company (the "Company") as a foreign private issuer pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, we, on behalf of the Company, hereby furnish the Securities and Exchange Commission with the following information required by Rule 12g3-2(b):

1. Report of Consolidated Financial Summary dated May 23, 2002 and reference materials relating thereto;

2. Report of Non-consolidated Financial Summary dated May 23, 2002 and reference materials relating thereto;

3. Supplemental Materials for Fiscal 2001 Financial Results;

4. Notice of Convocation of the 1st Ordinary General Meeting of Shareholders dated June 12, 2002;

5. Notice of Resolutions of the 1st Ordinary General Meeting of Shareholders dated June 27, 2002

6. Annual Business Report for Fiscal Year 2001;

7. Press release dated March 29, 2002 and entitled "Notice of Daido Life Insurance Company's Share Purchase Program";

8. Press release dated April 1, 2002 and entitled "Daido Life Insurance Company Announces Its Demutualization and the Listing of Its Shares on the First sections of the Tokyo Stock Exchange and Osaka Securities Exchange";

9. Press release dated April 12, 2002 and entitled "Denial of today's news regarding merger";

dlw 7/29

10. Press release dated April 26, 2002 and entitled "Daido Life Insurance Company Unveils New Term Life Insurance Product";

11. Press release dated April 30, 2002 and entitled "Notice Regarding Devaluation Losses on Securities for the Fiscal Year Ended March 31, 2002";

12. Press release dated July 5, 2002 and entitled "Reduction of Assumed Investment Yield for Group Annuity Products"; and

13. Brief Description of Japanese Language Documents.

If you have any questions or requests for additional information, please do not hesitate to contact Akiko Kimura or Hironori Shibata of Tomotsune & Kimura, Japanese counsels to the Company, with offices at Sanno Grand Building, 14-2, Nagatacho 2-chome, Chiyoda-ku, Tokyo 100-0014, Japan (telephone +813-3580-0800, facsimile +813-3593-3336).

Very truly yours,

Hironori Shibata

Enclosure

File No.82-34658

NON-CONSOLIDATED FINANCIAL SUMMARY

(for the fiscal year 2001 ended March 31, 2002)

May 23, 2002

Name of Company: **Daido Life Insurance Company**
Stock Listings: Tokyo, Osaka
Security Code No.: 8799
Head Office: Osaka, Japan
URL: http://www.daido-life.co.jp
Date of Board Meeting for Settlement of Accounts: May 23, 2002
Interim Dividends: Applicable
Date of Ordinary General Meeting of Shareholders: June 27, 2002
Application of U.S. Accounting Standards: No
Application of Share Unit System: No

02 JUL 29 AM 10:12

1. Non-Consolidated Operating Results for the FY2001 Ended March 31, 2002

(1) Results of Operations

Note: Amounts of less than one million yen are omitted, and percentages have been rounded to the nearest per cent.

	Ordinary Revenue	% change	Ordinary Profit	% change	Net Income	% change
FY2001 ended Mar. 31, 2002	¥1,308,229 million	3.1%	¥40,068 million	(51.3)%	¥7,665 million	— %
FY2000 ended Mar. 31, 2001	¥1,269,183 million	(11.0)%	¥82,254 million	138.2%	¥(8,531) million	— %

	Net Income per Share	Net Income per Share (Fully Diluted)	Ratio of Net Income to Shareholders' Equity	Ratio of Ordinary Profit to Total Assets	Ratio of Ordinary Profit to Ordinary Revenue
FY 2002 ended Mar. 31, 2002	¥5,110.31	¥ —	4.7%	0.7%	3.1%
FY 2001 ended Mar. 31, 2001	¥(5,687.59)	¥ —	(5.7)%	1.4%	6.5%

Notes: 1. Average number of outstanding shares during the year: None

2. Changes in method of accounting: None

3. % change for ordinary revenue, ordinary profit and net income is presented in comparison with the previous fiscal year.

4. Daido Life was a mutual company through March 31, 2002. Please refer toP.3, 4 of this material for computations of net income, net income per share, and ratio of net income to shareholders' equity.

(2) Dividends

	Annual Dividends per Share			Dividends Paid for the Year	Payout Ratio	Dividends on Equity
		Interim	Year-End			
As of March 31, 2002	¥ —	¥ —	¥ —	¥ — million	— %	— %
As of March 31, 2001	¥ —	¥ —	¥ —	¥ — million	— %	— %

Note: Daido Life was a mutual company through March 31, 2002, thus it will not distribute dividends for the fiscal year ended on that date.

(3) Financial Conditions

	Total Assets	Shareholders' Equity	Shareholders' Equity Ratio	Shareholders' Equity per Share
As of March 31, 2002	¥5,982,789 million	¥158,428 million	2.6%	¥105,619.06
As of March 31, 2001	¥5,900,384 million	¥162,247 million	2.7%	¥108,164.67

Notes: 1. Number of outstanding shares at the end of the year: None

2. Number of treasury stock at the end of the year: None

2. Daido Life was a mutual company through March 31, 2002. Please refer to P.3, 4 for computations of shareholders' equity, shareholders' equity ratio, and shareholders' equity per share.

2. Forecast for the Year Ending March 31, 2003 (April 1, 2002 – March 31, 2003)

	Ordinary Revenue	Ordinary Profit	Net Income
First half ending Sept 30, 2002	¥551,000 million	¥33,000 million	¥10,000 million
FY 2002 ending Mar. 31, 2003	¥1,103,000 million	¥69,000 million	¥15,000 million

	Annual Dividends per Share		
	Interim	Year-End	
First half ending Sept 30, 2002	¥ —	¥ —	¥ —
FY 2002 ending Mar. 31, 2003	¥ —	¥3,000.00	¥3,000.00

Note: Projected net income per share for the year ending March 31, 2003 is ¥10,000.00.

The above forecasts for the year ending March 31, 2003 reflect the Company's current analysis of existing information and trends. Actual results may differ from expectations based of risks and uncertainties that may affect the Company's businesses. For further details, please refer to "Financial Review—Forecast for the Year Ending March 31, 2003" of Consolidated Financial Summary.

As of April 1, 2002, Daido Life converted itself from a mutual company to a joint stock corporation.

In the case of mutual life insurance companies, provision for reserve for policyholder dividends constitutes dispositions of net surplus. However, in the case of life insurance companies that are joint stock corporations, such provision is treated as an expense in its income statements.

Fiscal Year Ended March 31, 2001

For the fiscal year ended March 31, 2001, if the company had accounted for provision for reserve for policyholder dividend as an expense within the income and expenses statement in the manner of joint stock corporations, the changes in various figures and ratios would be as follows.

Net income

net income [¥24,718 million] - provision for reserve for policyholder dividend (carried forward)[¥33,249 million] :(a)

Net income per share

net income(a) / number of outstanding shares at time of demutualization [1,500,000 shares]

Ratio of net income to shareholders' equity

net income(a) / {(total equity at start of fiscal year [¥177,139 million] - provision for reserve for policyholder dividend (carried forward)[¥39,536 million] + total equity at end of fiscal year [195,496 million] - provision for reserve for policyholder dividend (carried forward)[¥33,249 million]) / 2} x 100

Shareholders' equity

total equity at end of fiscal year [¥195,496 million] - provision for reserve for policyholder dividend (carried forward)[¥33,249 million] :(b)

Shareholders' equity ratio

shareholders' equity(b) / (total liabilities at end of fiscal year [¥5,704,887 million] + total equity at end of fiscal year [¥195,496 million]) x 100

Shareholders' equity per share

shareholders' equity(b) / number of outstanding shares at time of demutualization [1,500,000 shares]

Fiscal Year Ended March 31, 2002

For the fiscal year ended March 31, 2002, the company sets up the allowance for policyholder dividends in preparation for policyholder dividends to be paid after demtualization, a sum corresponding to the reserve for policyholder dividend of a mutual company was recorded as the allowance for policyholder dividend, and the provision for allowance for policyholder dividend was accounted for as an expense.

Accompanying the demutualization, instead of a share allotment, from April 1, 2002, a portion of policyholders will be paid cash (Note). The amount paid (hereinafter, the amount paid upon demutualization) was included within the equity of the mutual company but was deducted from equity simultaneously with the demutualization and subsequently not included in the shareholders' equity of the joint stock corporation.

Because of this, figures and ratios are calculated as follows.

Net income

net income [¥7,665 million] : (a)

Net income per share

net income [¥7,665 million](a) / number of outstanding shares at time of demutualization [1,500,000 shares]

Ratio of net income to shareholders' equity

net income [¥7,665 million](a) / {(total equity at start of fiscal year [¥195,496 million] - provision for reserve for policyholder dividend (carried forward)[¥33,249 million] + total equity at end of fiscal year[163,988 million]) / 2} x 100

Shareholders' equity

total equity at end of fiscal year [¥163,988 million] - amount paid upon demutualization [¥5,560 million]: (b)

Shareholders' equity ratio

shareholders' equity(b) / (total liabilities at end of fiscal year [¥5,818,800 million] + total equity at end of fiscal year [¥163,988 million]) x 100

Shareholders' equity per share

shareholders' equity(b) / number of outstanding shares at time of demutualization [1,500,000 shares]

Note: If policyholders are prohibited by laws or regulations from receiving any share allotments, the company should make monetary compensation to such policyholders who had reported the fact to the company by April 30, 2001 in accordance with the Article 89 of the Insurance Business Law. In accordance with the Article 12 of the implementation order for the Insurance Business Law, the amount of monetary compensation is equivalent in propotion to the amount of their relative contribution to the company's net assets. Amounts paid to policyholders (totaling to ¥5,560 million) were calculated by multiplying the number of total shares to be allotted to policyholders if they could receive the share allotments (21,272.6071944) by the purchase price for new listing made by underwriters (¥261,387). The amount has been reclassified into accrued liabilities and paid the day after the demutualization (April 1, 2002)

I. Consolidated Financial Statements

Unaudited Non-Consolidated Balance Sheets

As of 31st March

	2001 (Millions of yen)	%	2002 (Millions of yen)	%	Comparative Gain and (loss)
Assets:					
Cash and Deposits					
Cash	¥ 209		¥ 118		¥ (90)
Deposits	226,686		147,884		(78,801)
Total Cash and Deposits	226,895	3.8	148,002	2.5	(78,892)
Call Loans	228,500	3.9	184,000	3.1	(44,500)
Monetary Claims Purchased	27,795	0.5	42,394	0.7	14,598
Monetary Trusts	247,899	4.2	95,195	1.6	(152,704)
Securities					
Government bonds	441,354		646,486		205,131
Municipal bonds	1,198,704		1,321,595		122,891
Corporate bonds	972,148		1,070,690		98,541
Domestic stocks	479,893		373,798		(106,094)
Foreign securities	551,180		523,359		(27,821)
Other securities	108,715		122,278		13,562
Total Securities	3,751,997	63.6	4,058,208	67.8	306,211
Loans					
Policy loans	55,942		67,317		11,374
Commercial loans	1,076,626		1,089,958		13,331
Total Loans	1,132,569	19.2	1,157,275	19.4	24,706
Property and Equipment					
Land	94,684		101,388		6,704
Buildings	79,396		76,088		(3,308)
Equipment	1,184		1,170		(13)
Construction in progress	169		1,785		1,616
Total Property and Equipment	175,434	3.0	180,433	3.0	4,999
Due from Agency	-	-	2,409	0.0	2,409
Due from Reinsurers	1,156	0.0	1,480	0.0	323
Other Assets					
Accounts receivable	9,516		10,781		1,265
Prepaid expenses	2,166		2,433		267
Accrued income	30,626		24,201		(6,425)
Deposits for rent	4,578		4,491		(86)
Margin for futures contracts	-		180		180
Derivatives	0		861		860
Suspense payments	1,304		4,139		2,834
Other assets	11,872		8,807		(3,064)
Total Other Assets	60,065	1.0	55,896	0.9	(4,168)
Deferred Tax Assets	65,825	1.1	69,009	1.2	3,184
Reserve for Possible Loan Losses	(17,754)	(0.3)	(11,517)	(0.2)	6,237
Total Assets	¥ 5,900,384	100.0	¥ 5,982,789	100.0	¥ 82,404

Liabilities:							
Policy Reserves:							
Reserve for outstanding claims	¥	44,102		¥ 47,805		¥	3,703
Policy reserve		5,355,703		5,381,993			26,289
Reserve for policyholder dividends		113,619		113,659			39
Total Policy Reserves		5,513,425	93.4	5,543,459	92.7		30,033
Due to Agency		0	0.0	0	0.0		0
Due to Reinsurers		742	0.0	699	0.0		(43)
Other Liabilities							
Accrued income taxes		9,180		-			(9,180)
Accounts payable		4,052		4,520			467
Accrued expenses		8,646		8,536			(109)
Unearned income		6,563		5,857			(706)
Deposits received		616		421			(195)
Guarantee deposits		6,267		6,055			(211)
Derivatives		3,721		3,364			(356)
Suspense receipt		4,775		4,266			(509)
Cash collateral received under security lending contracts		-		121,418			121,418
Other liabilities		60,081		-			(60,081)
Total Other Liabilities		103,905	1.8	154,440	2.6		50,535
Reserve for Employees' Retirement Benefits		60,039	1.0	61,434	1.0		1,394
Reserve for Losses on Sale of Loans		62	0.0	63	0.0		0
Allowance for Policyholder Dividends		-	-	30,662	0.5		30,662
Reserve for price fluctuations		26,712	0.5	28,042	0.5		1,330
Total Liabilities		5,704,887	96.7	5,818,800	97.3		113,912
Equity:							
Fund		6,800	0.1	-	-		(6,800)
Legal Reserve							
Revaluation Reserve		53		53			-
Reserve for Redemption of Fund		28,200		35,000			6,800
Reserve for future losses		848		1,018			170
Total Legal Reserve		29,101	0.5	36,071	0.6		6,970
Surplus							
Appropriated retained earnings		62,640		63,635			995
Unappropriated retained earnings		56,549		22,766			(33,782)
Total Surplus		119,189	2.0	86,402	1.4		(32,787)
Net Unrealised Gains on Securities		40,405	0.7	41,514	0.7		1,109
Total Equity		195,496	3.3	163,988	2.7		(31,507)
Total Liabilities and Equity	¥	5,900,384	100.0	¥ 5,982,789	100.0	¥	82,404

Unaudited Non-Consolidated Statements of Operations

Years ended 31st March

	2001 (Millions of yen)	%	2002 (Millions of yen)	%	Comparative Gain and (loss)
Ordinary Revenue:					
Income from Insurance Premiums:					
Insurance premiums	¥ 1,071,194		¥ 1,057,881		¥ (13,313)
Ceding reinsurance commissions	1,050		1,564		513
Total Income from Insurance Premiums	1,072,245		1,059,445		(12,799)
Investment Income/Gains:					
Interest, dividends and income from real estate for rent					
Interest income from deposits	3,496		3,441		(55)
Interest income and dividends from securities	108,949		118,038		9,089
Interest income from loans	29,620		26,866		(2,753)
Income from real estate for rent	7,816		7,327		(489)
Other income from interest and dividends	290		136		(153)
Total interest, dividends and income form real estate for rent	150,173		155,811		5,637
Gains on investments in trading securities, net	-		592		592
Gains on sale of securities	37,183		88,599		51,415
Other investment income	118		120		2
Gains from special accounts, net	4,097		-		(4,097)
Total Investment Income / Gains	191,572		245,123		53,550
Other Ordinary Income:					
Income related to withheld insurance claims and other payments for future annuity payments	104		158		53
Income due to withheld insurance payments	2,013		2,764		750
Reversal of reserve for outstanding claims	2,206		-		(2,206)
Reversal of reserve for employees' retirement benefits	622		-		(622)
Other ordinary profit	417		737		320
Total Other Ordinary Income	5,365		3,660		(1,705)
Total Ordinary Revenue	1,269,183	100.0	1,308,229	100.0	39,045

Ordinary Expenses:					
Insurance Claims and Other Payments:					
Insurance claims	¥ 302,927		¥ 297,441		¥ (5,486)
Annuity payments	19,359		22,768		3,408
Insurance benefits	261,626		266,487		4,861
Surrender payments	202,502		269,970		67,467
Other payments	77,170		49,396		(27,774)
Reinsurance premiums	1,401		1,380		(21)
Total Insurance Claims and Other Payments	864,988		907,444		42,456
Provision for Policy and Other Reserves:					
Provision for outstanding claims	-		3,703		3,703
Provision for policy reserve	133,025		26,289		(106,735)
Interest portion of reserve for policyholder dividends	1,537		1,550		12
Total Provision for Policy and Other Reserves	134,563		31,543		(103,019)
Investment Expenses/Losses:					
Interest expense	170		68		(101)
Losses from monetary trusts, net	1,772		30,189		28,417
Losses on investments in trading securities, net	3,364		-		(3,364)
Losses on sale of securities	25,129		56,135		31,005
Devaluation losses on securities	10,788		54,121		43,332
Losses from derivatives, net	12,506		25,925		13,418
Foreign exchange losses, net	2,620		10,034		7,413
Provision for reserve for possible loan losses	3,478		-		(3,478)
Write-off of loans	-		3,620		3,620
Depreciation of real estate for rent	3,532		3,250		(282)
Other investment expenses	2,748		3,282		533
Losses from special accounts, net	-		18,879		18,879
Total Investment Expenses / Losses	66,112		205,507		139,394
Operating Expenses	107,228		108,142		913
Other Ordinary Expenses:					
Payments related to withheld insurance claims	1,647		2,288		640
Taxes	7,119		6,803		(316)
Depreciation	5,260		4,883		(377)
Provision for reserve for employees' retirement benefits	-		1,394		1,394
Other ordinary expenses	8		153		144
Total Other Ordinary Expenses	14,036		15,523		1,486
Total Ordinary Expenses	1,186,929	93.5	1,268,161	96.9	81,231
Ordinary Profit	82,254	6.5	40,068	3.1	(42,186)

		2001 (Millions of yen)	%		2002 (Millions of yen)	%		Comparative Gain and (loss)
Extraordinary Gains:								
Gains on sale of property, equipment and loans	¥	2,773		¥	1,985		¥	(788)
Reversal of reserve for possible loan losses		-			4,282			4,282
Reversal of reserve for losses on sale of loans		499			-			(499)
Recoveries from bad debts previously written-off		315			608			292
Total Extraordinary Gains		3,588	0.3		6,876	0.5		3,287
Extraordinary Losses:								
Losses on sale, disposal and devaluation of property and equipment	¥	29,259		¥	1,540		¥	(27,719)
Provision for reserve for losses on sale of loans		-			0			0
Provision for allowance for policyholder dividends		-			30,662			30,662
Provision for price fluctuation reserve		1,358			1,330			(28)
Social service contribution		295			316			21
Cumulative effect of prior years provision for employees' retirement benefits due to adoption of the new accounting standards		31,537			-			(31,537)
Losses on sale of affiliated company's stock		2,270			-			(2,270)
Total Extraordinary Losses		64,720	5.1		33,849	2.6		(30,870)
Income Before Income Taxes		21,122	1.7		13,094	1.0		(8,027)
Income Taxes:								
Current		13,300	1.1		9,230	0.7		(4,070)
Deferred		(16,896)	(1.3)		(3,801)	(0.3)		13,095
Net Income		24,718	1.9		7,665	0.6		(17,053)
Unappropriated Surplus at Beginning of Year	¥	31,304		¥	14,381		¥	(16,922)
Transfer from appropriated retained earnings		526			719			193
Appropriated Surplus at End of Year		56,549			22,766			(33,782)

Unaudited Non-Consolidated Statement of Surplus

Year ended 31st March

		2001 (Millions of yen)
Unappropriated Surplus at Beginning of Year	¥	56,549
Appropriation of Surplus:		
Reserve for policyholder dividends		33,249
Transfer to Surplus:		
Legal reserve for future losses		170
Reserve for redemption of fund		6,800
Interest on fund		181
Bonus to directors		37
Bonus to corporate auditors		13
Transfer to appropriated retained earnings		1,714
Total Transfer to Surplus		8,917
Total Appropriation of Surplus		42,167
Unappropriated Surplus Carried Forward	¥	14,381

Unaudited Non-Consolidated Statement of Retained Earnings

Year ended 31st March

		2002 (Millions of yen)
Unappropriated Retained Earnings at Beginning of Year	¥	22,766
Transfer from appropriated retained earnings		14,818
		37,585
Appropriation of Retained Earnings:		
Transfer to appropriated legal reserve	¥	11
Bonus to directors		43
Bonus to corporate auditors		10
Transfer to appropriated retained earnings		32,000
Total Appropriation of Retained Earnings		32,064
Unappropriated Retained Earnings Carried Forward	¥	5,520

NOTES TO UNAUDITED NON-CONSOLIDATED FINANCIAL STATEMENTS

1. Summary of Significant Accounting Policies

(a) Basis of presentation

Daido Life Insurance Company (the "Company"), a Japanese mutual company, maintains its accounting records and prepares its financial statements in Japanese yen in accordance with the provisions of the Insurance Business Law of Japan and in conformity with generally accepted accounting principles and practices in Japan.

In preparing the financial statements, certain items presented in the original financial statements have been reclassified and summarised for readers outside Japan. Such financial statements have been prepared in conformity with accounting principles and practices generally accepted in Japan, which may differ in some material respects from accounting principles and practices generally accepted in countries and jurisdictions other than Japan. In addition, the accompanying footnotes include information which is not required under accounting principles and practices generally accepted in Japan, but is presented herein as additional information to the financial statements.

Amounts of less than one million yen have been eliminated. As a result, total in yen shown herein do not necessarily agree with the sum of the individual amounts.

(b) Foreign currency translation

Foreign currency monetary assets and liabilities (including securities and derivatives) are translated into Japanese yen at foreign exchange rates prevailing at the balance sheet date except for certain hedging instruments and related hedged items, which are translated at the contracted rates of such hedging instruments. Stocks of the Company's subsidiaries are translated into Japanese yen at the exchange rates prevailing when such transactions occur.

All income and expenses associated with foreign currencies are translated at the exchange rates prevailing when such transactions are made. The gains and losses of the exchange were credited or charged to income.

(c) Investments in securities

Investments in securities are classified into trading, held-to-maturity, and available-for-sale securities. Trading securities and available-for-sale securities with readily obtainable fair value ("marketable available-for-sale securities") are stated at fair value. Unrealised gains and losses on trading securities are recognised in earnings. Unrealised gains and losses on marketable available-for-sale securities are included in a separate component of equity, net of income taxes, unless the decline of the fair value of any particular available-for-sale securities is considered as a permanent impairment, in which case such declines are recorded as devaluation losses and charged to income. Held-to-maturity and available-for-sale securities without readily obtainable fair value are stated at amortised cost. For the purpose of computing realised gains and losses, cost is determined on the moving average method.

Investments in subsidiaries and affiliated companies amounted to ¥8,994 million are stated at cost and included in investments in securities.

A part of bonds amounting to ¥182,189 million was loaned under lending contracts as of 31st March, 2002.

(d) Reserve for possible loan losses

The reserve for possible loan losses is established in accordance with the Company's Self-Assessment Manual. Regarding loans to borrowers under legal proceedings, such as bankruptcy and loans to borrowers in similar conditions, the Company provides a specific reserve in the amount of the loan balance less amounts collectible from collateral, guarantee and by other means. For loans to borrowers not yet bankrupt but highly likely to fall into bankruptcy, the necessary specific reserve amount is determined and is provided for based on an overall assessment of the borrowers' ability to pay after subtracting from the loan balance the amount collectible from collateral, guarantees and by other means. With respect to other loans, the Company provides for a general reserve by applying the historical loan-loss ratio determined over a fixed period. Each loan is subject to asset assessment by the business-related divisions in accordance with the Self-Assessment Manual, and the results of the assessment are reviewed by the Audit Division, which is independent from business-related divisions, before the reserve amount is finally determined.

(e) Reserve for employees' retirement benefits

The Company maintains non-contributory defined benefit plans covering substantially all employees. Under the plans, employees are entitled to lump-sum or annuity payments based on their current rate of pay and length of service at retirement or whether the termination of employment was for reasons other than dismissal cause.

The Company sets up a reserve for employees' retirement benefits under the defined benefit plans based on the actuarial calculation value of the retirement benefit obligations and the pension assets.

The attribution of retirement benefits to periods of employees' service is made based on the benefit/years-of-service approach. Unrecognised net gain or loss are charged or credited to income when recognised.

The Company amended the plan as of 1st April, 2001. The prior service cost related to the plan amendment was charged to income for the year ended 31st March, 2002.

Directors are not covered by the plans described above. Benefits paid to directors are charged to income as paid, as amounts vary with circumstances and it is not practicable to compute the liability for future payments.

(f) Reserve for price fluctuations

Pursuant to requirements under the Insurance Business Law, the Company maintains a reserve for price fluctuations mainly related to shares, bonds and foreign currency assets which are exposed to losses due to fluctuations of market prices. This reserve may only be used to reduce deficits arising from price fluctuations on those assets..

(g) Allowance for policyholder dividends

The Company sets up the allowance for policyholder dividends in preparation for policyholder dividends to be paid after the demutualisation. The set up of this allowance is prescribed in Article 287-2 of the Japanese Commercial Code.

Policyholder dividends are recorded on an accrual basis for a joint stock corporation. They are treated as an appropriation of surplus for a mutual company. Accordingly, they are recorded based on the approval of the meeting of member representative of policyholders held after the balance sheet date. Since the Company converted its organisation from a mutual company to a joint stock corporation on 1st April, 2002, the Company has accrued policyholder dividends for the year ended 31st March, 2002 through this allowance.

Allowance for policyholder dividends will be absorbed into the reserve for policyholder dividends from 1st April, 2002.

(h) Policy reserve

Pursuant to the requirements under the Insurance Business Law, the Company maintains a policy reserve for the fulfillment of future obligations under life insurance contracts. The reserve is set up under the net level premium method. A net level premium, determined at the issue date and fixed to be invariable until the termination of the relevant policy, is required to fund all future policy benefits. The net level premium reserve is calculated using interest and mortality rates set by the Financial Services Agency.

In addition to the above, in order to provide for any extraordinary risks which might arise in the future, the Company is required to maintain a contingency reserve at an amount determined based on requirements under the Insurance Business Law.

(i) Reserve for losses on sale of loans

The Company will be required to cover future losses resulting from its real estate secured loans sold to Cooperative Credit Purchasing Co. Ltd. and maintains a reserve based on estimates of such future losses. The establishment of this reserve is prescribed in Article 287-2 of the Japanese Commercial Code.

(j) Income taxes

The provision for income taxes is based on income recognised for financial statement purposes, which includes deferred income taxes representing the effects of temporary differences between income recognised for financial statement purposes and income recognised for tax return purposes. Deferred tax assets and liabilities are determined based on the difference between assets and liabilities for financial statement purposes and tax return purposes using statutory tax rates.

(k) Property and equipment

Property and equipment, including real estate for rent, are stated at cost less accumulated depreciation. Depreciation is computed by the straight-line method for buildings acquired on and after 1st April, 1998 and by the declining-balance method for other property and equipment, based on estimated useful lives range from 6-50 years for buildings and structures and 2-20 years for equipment. Accumulated depreciation of property and equipment as of 31st March, 2002 was ¥ 85,199 million.

(l) Derivative financial instruments

The Company uses derivative financial instruments to hedge exposures to changes in interest rates, foreign exchange rates and stock prices for assets in the balance sheet or for future investments, and to manage the differences in the durations of its assets and liabilities.

All derivative financial instruments are stated at fair value, except for certain derivative financial instruments that are specifically identified as hedging instruments. Although insurance companies in Japan are allowed to use macro hedge accounting, the Company does not apply such accounting.

(m) Accounting for consumption taxes

Consumption taxes received or paid by the Company are not included in income and expenses. The net of consumption taxes received and paid is separately recorded on the balance sheet. Where consumption taxes paid are not fully creditable against consumption taxes received, the non-creditable portion is charged as an expense in the period in which the consumption taxes are paid. However, certain non-creditable portions of consumption taxes paid for the purchase of property and equipment etc. are not charged to expense but are deferred as prepaid expenses and amortised against income over a five-year period on a straight-line basis.

(n) Cash and cash equivalents

Cash equivalents consist of highly liquid investments without significant market risk, such as demand deposits and short-term investments with an original maturity of three months or less.

(o) Change of presentation

In accordance with the disclosure requirement under generally accepted accounting principles and practices in Japan, cash collateral received under security lending contracts is presented as a separate item in the balance sheet as of 31st March, 2002 since the balance exceeded 1% of total liabilities and equity. The balance of this account as of 31st March, 2001, amounting to ¥30,081 million, was included in other liabilities.

2. Loans

Delinquent loans of the Company as of 31st March, 2002 is summarised below.

		(Millions of yen)
Loans to bankrupt companies	¥	472
Past due loans		10,764
Loans over due for three months or more		296
Restructured loans		3,376
Total	¥	14,910

"Loans to bankrupt companies" are loans to borrowers that are subject to bankruptcy, corporate reorganisation or rehabilitation or other similar proceedings on which the Company has stopped accruing interest after determining that collection or repayment of principal or interest is impossible due to the significant delay in payment of principal or interest or for some other reason.

"Past due loans" are loans other than those categorised as "Loans to bankrupt companies" for which due dates for interest payments have been rescheduled for purposes of reconstruction or support of the borrower loans which the Company has stopped accruing interest based on its self-assessment.

"Loans over due for three months or more" are loans other than those categorised as "Loans to bankrupt companies" or "Past due loans" for which principal and/or interest are in arrears for three months or more.

"Restructured loans" are loans other than those categorised as "Loans to bankrupt companies", "Past due loans" or "Loans over due for three months or more" for which agreements have been made between the relevant parties providing a concessionary interest rate, rescheduling of due dates for interest and/or principal payments, waiver of claims and/or other terms in favour of the borrower for purposes of reconstruction or support of the borrower.

Certain past due loans and loans to bankrupt companies were written off and charged to the reserve for possible loan losses. Write-offs relating to bankrupt companies as of 31st March, 2002 amounted to ¥5,067 million. Past due loans also decreased due to write-offs in the amounts of ¥3,824 million as of 31st March, 2002.

The Company's outstanding loan commitments with borrowers are summarised as follows:

		(Millions of yen)
Total loan commitment	¥	1,400
Less amount draw down		(240)
Residual loan commitment	¥	1,160

Based on the agreement, the extension of the credit is subject to the Company's review procedures. The review procedures consist of ensuring the use of funds and credit worthiness of the borrower. Since not all of such outstanding commitment amounts will be drawn up, the outstanding commitment amounts do not necessarily represent future cash requirements.

3. **Special Accounts**

The balance sheet includes ¥235,938 million of assets and liabilities in equal amounts related to special accounts as of 31st March, 2002.

Special account assets and liabilities reported in the accompanying consolidated balance sheet represent funds that are administered and invested by the Company to meet specific investment objectives of the policyholders. All gains and losses relating to special account assets are offset by a corresponding provision for or reversal of policy reserve and do not affect the Company's net income. Special accounts are established in conformity with the Insurance Business Law. The assets of each account are separately managed to identify investment results of each account, although they are not legally segregated in terms of their treatments in case of bankruptcy of the insurance company.

Securities invested under the special accounts are deemed as trading securities, and are stated at fair value. Cost is determined on the moving average method.

4. **Income Taxes**

The Company is subject to corporate (national) and inhabitants (local) taxes based on income which, in the aggregate, resulted in a normal statutory tax rate of approximately 36.1% for the year ended 31st March, 2002.

The effective tax rates for the year ended 31st March, 2002 differ from the normal statutory rate for the following reasons:

Statutory tax rate	36.1	%
Permanent differences such as entertainment expenses	4.3	
Other	1.1	
Effective tax rate	41.5	%

Significant components of deferred tax assets and liabilities of the Company as of 31st March, 2002 are summarised below:

		(Millions of yen)
Deferred tax assets:		
Policy reserves	¥	34,392
Devaluation losses on securities		20,245
Reserve for employee's retirement benefits		19,881
Unrealised losses on available-for-sale securities		10,932
Reserve for price fluctuations		10,125
Reserve for possible loan losses		5,348
Other		3,043
Total deferred tax assets		103,968
Deferred tax liabilities:		
Unrealised gain on available-for-sale securities	¥	(34,396)
Deferred gain on sale of real estate		(563)
Total deferred tax liabilities		(34,959)
Net deferred tax asset	¥	69,009

5. Reserve for Policyholder Dividends

Changes in the reserve for policyholder dividends included in policy reserves for the year ended 31st March, 2002 is as follows:

		(Millions of yen)
Balance at beginning of year	¥	113,619
Transfer to reserves from surplus in previous year		33,249
Policyholder dividends		(34,533)
Increase in interest		1,550
Other		(227)
Balance at end of year	¥	113,659

6. Surplus

In order to keep the Company's sound financial condition, certain valuation gains credited as income to the value of ¥1,381 million are restricted for distribution in accordance with the Insurance Business Law. This amount mainly resulted from net valuation gains of trading securities and derivative financial instruments.

7. Commitments

Amounts of the Company's future contribution to the Policyholder Protection Fund, which has been taken over by the Policyholder Protection Corporation in accordance with the Enactment Law of Financial System Reform Legislation in the year ended 31st March, 2000, were estimated at ¥4,395 million as of 31st March, 2002. The contribution is charged to income as an operating expense when paid as the amount of future contribution is not yet fixed.

The amounts of future contribution to the Policyholder Protection Corporation, which is estimated in accordance with Article 259 of the Insurance Business Law, were ¥14,970 million as of 31st March, 2002. The contribution is also charged to income as an operating expense when paid as the amount of future contribution is not yet fixed.

¥35,354 million of the Company's investments in securities were pledged for the benefit of the Policyholder Protection Corporation as of 31st March, 2002 in order to secure such future contribution.

8. Investment Gains/Losses

The detail of gains/losses on sale of securities and devaluation losses on securities for the year ended 31st March, 2002 are as follows:

	Gains on sale	Losses on sale	Devaluation losses
Domestic bonds	¥ 2,869	¥ 561	¥ 154
Domestic stocks and other	35,960	53,610	52,490
Foreign Securities	49,769	1,963	1,476
	¥ 88,599	¥ 56,135	¥ 54,121

Gains on investments on trading securities mainly consist of income from interest and dividends, trading losses and valuation gains amounting to ¥2,339 million, ¥3,370 million and ¥1,661 million, respectively.

Losses from momentary trusts and losses from derivatives include valuation gains amounting to ¥12,134 million and ¥1,217 million, respectively.

9. Extraordinary Gains/Losses

Losses on sales, disposals and devaluations of property and equipment include losses on sales of real estate and devaluation losses on a golf club membership amounting to ¥685 million and ¥550 million, respectively. Devaluation losses on the golf club membership resulted from the decline in market value which is considered to be unrecoverable in the future.

Gains on sales of property, equipment and loans include gains on sales of property amounting to ¥1,716 million.

10. Transactions with Subsidiaries

Receivables from and payables to subsidiaries as of 31st March, 2002 were ¥13 million and ¥13 million, respectively.

Income and expenses with subsidiaries for the year ended 31st March, 2002 were ¥150 million and ¥1,197 million, respectively.

11. Subsequent Events

In accordance with the Article 85 of the Insurance Business Law, the Company converted from a mutual company to a joint stock corporation on 1st April, 2002.

(1) Subscribed capital

Equity in the balance sheet as of 1st April, 2002 has been adjusted as follows in accordance with the plan of reorganisation prescribed in the Article 86 of the Insurance Business Law.

(Millions of yen)

As of 31st March, 2002		As of 1st April, 2002	
Description	Amount	Description	Amount
(Equity)		(Equity)	
Legal reserve:		Subscribed Capital	¥ 75,000
Revaluation reserve	¥ 53	Legal reserve	
Reserve for redemption of fund	35,000	Capital reserve	54
Legal reserve for future losses	1,018	Appropriated legal reserve	1,018
Total Legal reserve	36,071	Total Legal reserve	1,072
Surplus:		Surplus:	
Appropriated retained earnings	63,635	Appropriated retained earnings	18,074
Unappropriated retained earnings	22,766	Unappropriated retained earnings	22,766
Total Surplus	86,402	Total Surplus	40,841
Net unrealised gains on securities	41,514	Net unrealised gains on securities	41,514
Total Equity	163,988	Total Equity	158,428

Note: For total equity as of 1st April, 2002, ¥5,560 million has been deducted from total equity as of 31st March, 2002 in accordance with Article 12 of the implementation order for the Insurance Business Law. (See (2) below)

(2) Payment based on Article 12 of the implementation order for Insurance Business Law

If eligible policyholders are prohibited by laws or regulations from receiving any share allotments, the Company should make monetary compensation to such policyholders who had reported the fact to the Company by 30th April, 2001 in accordance with the Article 89 of the Insurance Business Law. In accordance with the Article 12 of the implementation order for the Insurance Business Law, the amount of monetary compensation is equivalent in proportion to the amount of their relative contribution to the Company's net assets.

Amounts paid to policyholders (totalling to ¥5,560 million) was calculated by multiplying the number of total shares to be allotted to policyholders if they could receive the share allotments (21,272.6071944 shares) by the purchase price for new listing made by underwriters (¥261,387). The amount has been reclassified into accrued liabilities and paid the day after the reorganisation (1st April, 2002).

02 JUL 29 AM 10: 1?

File No.82-34658

Supplementary Materials for Fiscal 2001 Financial Results

Daido Life Insurance Company

1. Financial Highlights (Non-Consolidated)

(1) Total number of policies and total policy amount in force

(Policies, %, Billions of Yen)

	At March 31, 2002				At March 31, 2001			
	Total No. of Policies		Total Policy Amount in Force		Total No. of Policies		Total Policy Amount in Force	
		Change		Change		Change		Change
Individual Insurance	2,000,744	99.2	37,838.9	99.9	2,016,286	98.6	37,883.5	99.9
Individual Annuities	126,263	99.8	1,090.1	98.5	126,511	98.6	1,106.2	97.2
Subtotal	2,127,007	99.3	38,929.1	99.8	2,142,797	98.6	38,989.7	99.8
Group Insurance	—	—	11,909.7	102.8	—	—	11,585.0	100.1
Group Annuities	—	—	2,553.9	99.2	—	—	2,574.3	101.5

Notes:

1. Policy amounts for individual annuities are equal to the funds to be held at the time annuity payments are to commence for an annuity for which annuity payments have not yet commenced and the amount of policy reserve for an annuity for which payments have commenced.
2. The policy amount in force for group annuities is equal to the amount of outstanding policy reserve.

(2) Number of new policies and new policy amount

(Policies, %, Billions of Yen)

	Year Ending March 31, 2002					
	Number of New Policies		New Policy Amount			
		Change		Change	New Policies	Increase from Conversion
Individual Insurance	260,529	106.2	4,506.7	103.7	4,455.9	50.8
Individual Annuities	6,630	114.0	63.6	116.6	63.6	0.0
Subtotal	267,159	106.4	4,570.4	103.8	4,519.5	50.8
Group Insurance	—	—	533.4	205.6	533.4	
Group Annuities	—	—	0.5	11.0	0.5	

(Policies, %, Billions of Yen)

	Year Ending March 31, 2001					
	Number of New Policies		New Policy Amount			
		Change		Change	New Policies	Increase from Conversion
Individual Insurance	245,363	101.6	4,346.8	95.1	4,330.2	16.6
Individual Annuities	5,815	113.9	54.6	109.4	54.4	0.1
Subtotal	251,178	101.8	4,401.4	95.3	4,384.7	16.7
Group Insurance	—	—	259.4	103.9	259.4	
Group Annuities	—	—	5.2	654.5	5.2	

Notes:

1. The number of new policies includes increase from conversion.
2. The new policy amount including increase from conversion for individual annuities is funds to be held at the time annuity payments are to commence for an annuity.
3. The new policy amount for group annuity products is equal to the initial premium payment.

2. Funding Position for Policy Reserve (Non-Consolidated)

Funding methods and rates for individual insurance and annuity policies

		At March 31, 2002	At March 31, 2001
Funding methods	Policies subject to standard policy reserve method	standard policy reserve	standard policy reserve
	Policies not subject to standard policy reserve method	net level premium reserve	net level premium reserve
Funding rates (excluding contingency reserve)		100%	100%

Notes:

1. Funding methods and rates stated above cover individual insurance and annuity policies. On the other hand, funding methods and rates do not cover group insurance and annuity policies because those policies have no concept of funding methods.

3. Investment of General Account Assets in Fiscal 2001 (Non-Consolidated)

(1) Fiscal 2001 investment

a. Environment

Regarding the Japanese economy in fiscal 2001, the Koizumi Cabinet that was established at the start of the fiscal year under the banner of structural reforms encouraged hopes related to efforts to structurally reform government finances, reform special public corporations, and take other initiatives. The deceleration of the U.S. economy centered on IT-related fields reduced external demand, however, accentuating Japanese manufacturers' trend of production reductions and causing full-scale adjustments in employment and income environments. Consequently, economic conditions continued to be weak and deteriorated further following the terrorist incidents of September 11 in the United States.

Against this backdrop, stock prices of IT related companies continued to be weak. Moreover, the September bankruptcy of Mycal Corporation led to increasingly widespread concerns regarding credit risks as well as the delayed handling of problem debts, causing a large drop in bank stock prices. There was no major recovery in domestic stock markets subsequently, despite restrictions on short selling and other countermeasures.

(NIKKEI average	March 31, 2001: ¥12,999	March 31, 2002: ¥11,024)
(TOPIX	March 31, 2001: 1,277	March 31, 2002: 1,060)

Long-term interest rates decreased to near 1.0%, reflecting the Bank of Japan's shift to volume-based monetary relaxation policies at the end of the previous fiscal year as well as additional volume relaxation measures taken in response to government demands in August and December. Subsequently, from December through January, rising concerns regarding possible governmental moves to prevent deflation as well as credit risk concerns boosted long-term rates to above 1.5%. During the remainder of the fiscal year, however, the Nikkei Average's ability to remain above the ¥11,000 mark and other factors inspired an increasingly widespread belief that financial crisis had been adverted, and long-term rates ended the year near 1.4%.

(10-year JGB yields	March 31, 2001: 1.270%	March 31, 2002: 1.390%)

The yen-dollar exchange rate generally restricted itself to minor fluctuations within the ¥120 to ¥125 range throughout the first eight months of the fiscal year, except for a temporary fall to just above ¥115 following the terrorist incidents of September 11. At the end of November, however, U.S. credit rating agencies lowered their rating for JGB for the second time. This and rising concerns regarding credit risks spurred rapid yen devaluation, with the yen-dollar rate falling from approximately ¥130 to ¥135 during the period from January through March.

Regarding the yen-euro exchange rate, the tendency toward improvement in the Euro region's current account balance continued, principally in fiscal and services accounts, causing the euro to appreciate against the yen.

(Yen/Dollar exchange rate	March 31, 2001: ¥123.90	March 31, 2002: ¥133.20)
(Yen/Euro exchange rate	March 31, 2001: ¥109.28	March 31, 2002: ¥116.10)

b. Investmentprinciples

To efficiently invest the insurance premiums it receives from customers, Daido Life emphasizes the investment principles of "investment to match the assumed yields, terms, and other characteristics of its insurance products" and "maintaining the soundness of assets."

To ensure that its investment operations are conducted in accordance with those principles, the Company undertakes rigorous risk management in each asset category and strategically allocates assets within tolerable risk with an eye to increasing investment yields.

c. Investment performance

At the end of fiscal 2001, general account assets amounted to ¥5,754.2 billion (¥5,651.9 billion), up ¥102.3 billion from the level at the end of the previous fiscal year (hereinafter, figures in parentheses represent levels at the end of the previous fiscal year).

The Company strove to increase investment yields while emphasizing stable profitability amid an investment environment that continued to be harsh due to such factors as the weakness of stock prices. At the end of fiscal 2001, the percentages of the Company's general account assets in principal categories were as follows: domestic bonds, 51.3% (44.9%); domestic stocks, 5.2% (6.8%); foreign securities, 8.0% (8.5%); and loans, 20.1% (20.0%);

Regarding principal items within investment income and expenses, interest, dividends, and income from real estate for rent amounted to ¥155.8 billion (¥150.1 billion). Gains on sale of securities totaled ¥88.5 billion (¥37.1 billion), while losses on sale of securities were ¥56.1 billion (¥25.1 billion). Devaluation losses on securities were ¥54.1 billion (¥ 10.7 billion). Net losses from monetary trusts were ¥30.1 billion (¥ 1.7 billion). Losses from derivatives were ¥25.9 billion (¥ 12.5 billion). Net foreign exchange losses were ¥10.0 billion (¥ 2.6 billion).

(2) Asset composition

(Millions of Yen, %)

	As of March 31, 2002		As of March 31, 2001	
	Amount	Percentage	Amount	Percentage
Cash and deposits, call loans	330,175	5.8	446,657	7.9
Securities repurchased under resale agreements	—	—	—	—
Monetary claims purchased	42,394	0.7	27,795	0.5
Securities under proprietary accounts	—	—	—	—
Monetary trusts	95,195	1.7	247,899	4.4
Securities	3,832,830	66.6	3,513,676	62.2
Domestic bonds	2,951,773	51.3	2,538,626	44.9
Domestic stocks	296,900	5.2	383,209	6.8
Foreign securities	461,877	8.0	483,125	8.6
Foreign bonds	318,772	5.5	300,316	5.3
Foreign stocks and other securities	143,105	2.5	182,808	3.3
Other securities	122,278	2.1	108,715	1.9
Loans	1,157,275	20.1	1,132,569	20.0
Policy loans	67,317	1.2	55,942	1.0
Commercial loans	1,089,958	18.9	1,076,626	19.0
Property and equipment	179,262	3.1	174,250	3.1
Deferred tax asset	69,009	1.2	65,825	1.1
Other assets	59,666	1.0	61,064	1.1
Reserve for possible loan losses	(11,517)	(0.2)	(17,754)	(0.3)
Total assets	5,754,293	100.0	5,651,984	100.0
Foreign currency denominated assets	305,909	5.3	399,979	7.1

Notes:

1. Assets stated above include cash collateral received under security lending contracts (At March 31, 2002: 121,418 million yen; at March 31, 2001: 30,081 million yen)

(3) Changes in the amount of assets by categories

(Millions of Yen)

	As of March 31, 2002	As of March 31, 2001
	Amount	Amount
Cash and deposits, call loans	(116,482)	196,744
Securities repurchased under resale agreements	—	—
Monetary claims purchased	14,598	27,795
Securities under proprietary accounts	—	—
Monetary trusts	(152,704)	(48,506)
Securities	319,153	36,328
Domestic bonds	413,147	46,381
Domestic stocks	(86,308)	74,765
Foreign securities	(21,247)	(64,121)
Foreign bonds	18,455	(94,482)
Foreign stocks and other	(39,703)	30,361
Other securities	13,562	(20,696)
Loans	24,706	(9,111)
Policy loans	11,374	16,850
Commercial loans	13,331	(25,961)
Property and equipment	5,012	(31,127)
Deferred tax asset	3,184	(5,950)
Other assets	(1,397)	(23,492)
Reserve for possible loan losses	6,237	2,896
Total assets	102,309	145,578
Foreign currency denominated assets	(94,070)	(102,072)

Notes:

1. Changes in the amount of cash collateral received under security lending contracts: At March 31, 2002: 91,337 million yen; at March 31, 2001: (24,442) million yen

(4) Investment yield

a. Investment yield (%) / *b. Average daily balance* (Millions of Yen)

	a. Investment yield (%) Year Ending Mar.31, 2002	a. Investment yield (%) Year Ending Mar.31, 2001	b. Average daily balance (Millions of Yen) Year Ending Mar.31, 2002	b. Average daily balance (Millions of Yen) Year Ending Mar.31, 2001
Cash and deposits, call loans	0.05	0.28	285,941	190,033
Securities repurchased under resale agreements	—	—	—	—
Monetary claims purchased	0.16	0.76	28,605	10,205
Securities under proprietary accounts	—	—	—	—
Monetary trusts	(15.80)	(3.42)	207,102	326,660
Domestic bonds	2.66	3.31	2,667,264	2,491,031
Domestic stocks	(17.56)	(0.53)	326,607	316,551
Foreign securities	9.65	3.99	574,239	609,318
Loans	2.01	2.13	1,129,909	1,155,966
Commercial loans	1.83	2.00	1,068,487	1,108,278
Property and equipment	1.13	1.11	174,411	208,219
Total general accounts	1.03	2.19	5,672,476	5,535,745
Other than stocks	2.17	2.36	5,345,868	5,219,194
Foreign investments	7.53	3.21	747,930	735,999

Notes:

1. Investment yields stated above represent the results calculated by dividing the net investment gain/loss included in ordinary revenue/expenses by the average daily balance on a book value basis.

2. Foreign investments represent the total of foreign currency denominated assets and yen denominated assets.

(5) **Investment income/gains**

(Millions of Yen)

	Year Ending Mar. 31, 2002	Year Ending Mar. 31, 2001
Interest, dividends and income from real estate for rent	155,811	150,173
Interest income from deposits	3,441	3,496
Interest income and dividends from securities	118,038	108,949
Interest income from loans	26,866	29,620
Income from real estate for rent	7,327	7,816
Other income from interest and dividends	136	290
Gain on securities under proprietary accounts	—	—
Gains from monetary trusts, net	—	—
Gains on investments in trading securities, net	592	—
Gains on sale of securities	88,599	37,183
Gains on sale of domestic bonds	2,869	10,060
Gains on sale of domestic stocks	35,960	10,111
Gains on sale of foreign securities	49,769	17,010
Other	—	—
Gains on redemption of securities	—	—
Gains from derivatives, net	—	—
Foreign exchange gains, net	—	—
Other investment income	120	118
Total	245,123	187,475

(6) **Investment expenses/losses**

(Millions of Yen)

	Year Ending Mar. 31, 2002	Year Ending Mar. 31, 2001
Interest expense	68	170
Losses on securities under proprietary accounts	—	—
Losses from monetary trusts, net	30,189	1,772
Losses on investments in trading securities, net	—	3,364
Losses on sale of securities	56,135	25,129
Losses on sale of domestic bonds	561	648
Losses on sale of domestic stocks	53,610	8,332
Losses on sale of foreign securities	1,963	16,148
Other	—	—
Devaluation losses on securities	54,121	10,788
Devaluation losses on domestic bonds	154	—
Devaluation losses on domestic stocks	52,441	4,663
Devaluation losses on foreign securities	1,476	6,082
Amortization of securities	—	—
Losses from derivatives, net	25,925	12,506
Foreign exchange losses, net	10,034	2,620
Provision for reserve for possible loan losses	—	3,478
Provision of specific reserve	—	5,681
Provision of general reserve	—	(2,202)
Write-off of loans	3,620	—
Depreciation of real estate for rent	3,250	3,532
Other investment expenses	3,282	2,748
Total	186,627	66,112

(7) **Net investment gains/losses**

(Millions of Yen)

	Year Ending Mar. 31, 2002	Year Ending Mar. 31, 2001
Net investment gains/losses	58,496	121,362

(8) Securities

(Millions of Yen, %)

	Year Ending Mar. 31, 2002		Year Ending March 31, 2001	
	Amount	Percentage	Amount	Percentage
Government bonds	574,703	15.0	378,490	10.8
Municipal bonds	1,319,841	34.4	1,198,085	34.1
Corporate bonds	1,057,228	27.6	962,049	27.4
Public corporation bonds	399,442	10.4	393,027	11.2
Domestic stocks	296,900	7.7	383,209	10.9
Foreign securities	461,877	12.1	483,125	13.7
Foreign bonds	318,772	8.3	300,316	8.5
Foreign stocks and other securities	143,105	3.8	182,808	5.2
Other securities	122,278	3.2	108,715	3.1
Total	3,832,830	100.0	3,513,676	100.0
Subordinated debentures	42,930	1.1	36,794	1.0

Securities by holding purposes category

(Millions of Yen)

	Trading	Held-to-maturity	Available-for-sale	Stocks of Subsidiaries and Affiliates	Total
At March 31, 2002					
Government bonds	—	111,904	462,798	—	574,703
Municipal bonds	—	698,994	620,846	—	1,319,841
Corporate bonds	—	618,778	438,449	—	1,057,228
Public corporation bonds	—	227,011	172,431	—	399,442
Domestic stocks	—	—	288,894	8,006	296,900
Foreign securities	37,380	60,032	358,063	6,401	461,877
Foreign bonds	—	60,032	258,740	—	318,772
Foreign stocks and other securities	37,380	—	99,323	6,401	143,105
Other securities	—	—	122,278	—	122,278
Total	37,380	1,489,710	2,291,330	14,408	3,832,830
At March 31, 2001					
Government bonds	—	179,597	198,892	—	378,490
Municipal bonds	—	1,198,085	—	—	1,198,085
Corporate bonds	—	928,334	33,715	—	962,049
Public corporation bonds	—	393,027	—	—	393,027
Domestic stocks	—	—	380,546	2,662	383,209
Foreign securities	19,926	89,949	366,848	6,401	483,125
Foreign bonds	—	89,949	210,367	—	300,316
Foreign stocks and other securities	19,926	—	156,481	6,401	182,808
Other securities	—	—	108,715	—	108,715
Total	19,926	2,395,967	1,088,719	9,063	3,513,676

(9) Securities by contractual maturity dates

(Millions of Yen)

	Due in One Year or Less	Due after One Year through Three Years	Due after Three Years through Five Years	Due after Five Years through Seven Years	Due after Seven Years through Ten Years	Due after Ten Years*	Total
At March 31, 2002							
Government bonds	119,840	104,909	98,790	110,998	133,607	6,559	574,703
Municipal bonds	110,110	348,793	214,180	297,005	344,488	5,262	1,319,841
Corporate bonds	113,543	240,148	165,466	194,179	263,082	80,807	1,057,228
Domestic stocks						296,900	296,900
Foreign securities	25,836	53,294	60,281	40,483	102,941	179,040	461,877
Foreign bonds	25,836	52,879	59,410	37,628	97,675	45,342	318,772
Foreign stocks and other securities	—	415	871	2,855	5,266	133,697	143,105
Other securities	92	—	13,505	2,580	5,178	100,920	122,278
Total	369,423	747,145	552,224	645,247	849,297	669,490	3,832,830
At March 31, 2001							
Government bonds	7,375	59,277	104,403	93,866	94,364	19,204	378,490
Municipal bonds	60,113	246,886	312,866	219,962	354,050	4,205	1,198,085
Corporate bonds	131,924	183,279	260,886	114,314	233,255	38,388	962,049
Domestic stocks						383,209	383,209
Foreign securities	29,884	39,806	53,706	39,490	91,574	228,662	483,125
Foreign bonds	29,884	39,806	51,270	38,603	89,192	51,558	300,316
Foreign stocks and other securities	—	—	2,436	886	2,382	177,103	182,808
Other securities	478	114	20,636	3,849	1,657	81,979	108,715
Total	229,776	529,364	752,499	471,482	774,902	755,650	3,513,676

* Includes securities with maturity dates unfixed.

(10) Stock holdings by industry

(Millions of Yen, %)

		At March 31, 2002		At March 31, 2001	
		Amount	Percentage	Amount	Percentage
Manufacturing industries					
	Food products	5,967	2.0	6,822	1.8
	Textiles and clothing	8,290	2.8	8,502	2.2
	Pulp and paper	509	0.2	445	0.1
	Chemicals	26,774	9.0	50,894	13.3
	Oil and coal products	696	0.2	709	0.2
	Rubber products	6,592	2.2	1,130	0.3
	Glass and stone products	556	0.2	936	0.2
	Steel	1,428	0.5	2,118	0.6
	Non-steel metals	91	0.0	129	0.0
	Metal products	1,161	0.4	1,161	0.3
	Machinery	25,759	8.7	28,458	7.4
	Electric appliances	21,266	7.2	19,379	5.1
	Transportation vehicles	1,703	0.6	2,222	0.6
	Precision machinery	6,588	2.2	11,139	2.9
	Others	6,803	2.3	7,821	2.0
	Sub-total	114,190	38.5	141,871	37.0
Non-manufacturing industries					
	Fisheries	233	0.1	272	0.1
	Mining	34	0.0	34	0.0
	Construction	10,938	3.7	12,823	3.3
	Retailers and wholesalers	16,762	5.6	17,023	4.4
	Financial services/insurance	88,309	29.7	124,285	32.4
	Securities	20,729	7.0	23,780	6.2
	Real estate	397	0.1	482	0.1
	Ground transportation	10,004	3.4	10,949	2.9
	Water and air transportation	8	0.0	8	0.0
	Warehouses	270	0.1	257	0.1
	Telecommunications	2,069	0.7	10,965	2.9
	Electric utilities	12,761	4.3	12,674	3.3
	Service companies	20,190	6.8	27,780	7.3
	Sub-total	182,710	61.5	241,338	63.0
Total		296,900	100.0	383,209	100.0

(11) Municipal bonds by region

(Millions of Yen)

	At March 31, 2002	At March 31, 2001
Hokkaido	31,152	20,770
Tohoku	176,457	174,964
Kanto	270,852	212,462
Chubu	239,314	218,491
Kinki	188,414	171,273
Chugoku	120,965	123,820
Shikoku	108,179	108,294
Kyushu	184,503	168,008
Total	1,319,841	1,198,085

(12) Loans

(Millions of Yen)

	At March 31, 2002	At March 31, 2001
Policy loans	67,317	55,942
Policyholder loans	65,665	54,172
Premium loans	1,651	1,769
Commercial loans	1,089,958	1,076,626
Loans to non-residents	16,903	19,102
Loans to corporations	757,175	711,141
Loans to domestic corporations	754,630	708,479
Loans to Japanese government, government-related organizations and international organizations	23,486	39,193
Loans to Japanese local governments and public entities	13,046	14,183
Mortgage loans	32,028	35,650
Consumer loans	185,828	190,361
Others	78,391	86,096
Total Loans	1,157,275	1,132,569

(13) Loans by contractual maturity dates

(Millions of Yen)

	Due in One Year or Less	Due after One Year through Three Years	Due after Three Years through Five Years	Due after Five Years through Seven Years	Due after Seven Years through Ten Years	Due after Ten Years*	Total
At March 31, 2002							
Floating-rate loans	58,262	23,370	35,665	18,798	26,101	41,743	203,942
Fixed-rate loans	208,376	250,883	198,305	99,436	108,224	20,788	886,015
Total	266,638	274,254	233,970	118,235	134,326	62,532	1,089,958
At March 31, 2001							
Floating-rate loans	40,230	62,467	17,452	23,837	17,753	57,923	219,664
Fixed-rate loans	206,172	288,826	188,228	80,448	69,630	23,656	856,962
Total	246,402	351,293	205,680	104,286	87,383	81,579	1,076,626

* Includes loans with maturity dates unfixed.

(14) Loans to domestic companies by company size

(Millions of Yen, %)

		At March 31, 2002	Percentage	At March 31, 2001	Percentage
Large corporations	Number of debtors	171	43.7	175	39.6
	Amount of loans	690,907	91.5	630,656	89.0
Medium-sized corporations	Number of debtors	4	1.0	7	1.6
	Amount of loans	12,686	1.7	12,400	1.8
Small corporations	Number of debtors	216	55.3	260	58.8
	Amount of loans	51,036	6.8	65,421	9.2
Total	Number of debtors	391	100.0	442	100.0
	Amount of loans	754,630	100.0	708,479	100.0

Notes:

1. Large corporations are defined, for purposes of the above table, as corporations with paid-in capital of at least 1 billion yen and more than 300 employees (more than 50 employees in the case of retailers and restaurants; more than 100 employees in the case of service companies; more than 100 employees in the case of wholesalers).

2. Medium-sized corporations are defined, for purposes of the above table, as corporations with paid-in capital of more than 300 million yen and less than 1 billion yen (more than 50 million yen and less than 1 billion yen in the case of retailers, restaurants and service companies; more than 100 million yen and less than 1 billion yen in the case of wholesalers) and more than 300 employees (more than 50 employees in the case of retailers and restaurants; more than 100 employees in the case of service companies and wholesalers).

3. Small corporations are defined, for purposes of the above table, as all other corporations.

4. The number of debtors represents those who have an obligation, net of loans to the Company, not the number of loan transactions.

(15) Loans by region

a. Domestic loans

(Millions of Yen, %)

	At March 31, 2002		At March 31, 2001	
	Amount	Percentage	Amount	Percentage
Hokkaido	7,748	1.0	8,252	1.1
Tohoku	12,127	1.5	11,168	1.5
Kanto	447,210	56.2	390,183	50.8
Chubu	83,587	10.5	18,104	2.4
Kinki	231,545	29.1	327,173	42.6
Chugoku	1,221	0.2	1,621	0.2
Shikoku	1,788	0.2	2,115	0.3
Kyushu	10,203	1.3	8,733	1.1
Total	795,432	100.0	767,353	100.0

Notes:

1. The above figures do not include loans to individuals, non-residents, policy loans, etc.
2. Geographic areas are classified by the places where debtors' head offices are.

b. Foreign loans

(Millions of Yen, %)

	At March 31, 2002		At March 31, 2001	
	Amount	Percentage	Amount	Percentage
North America	6,500	38.5	6,500	34.0
Europe	3,500	20.7	5,500	28.8
Oceania	—	—	—	—
Asia	200	1.2	200	1.0
Latin America	545	3.2	661	3.5
Middle East	—	—	—	—
Africa	—	—	—	—
International Organizations	6,158	36.4	6,240	32.7
Total	16,903	100.0	19,102	100.0

(16) Loans by industry

(Millions of Yen, %)

	At March 31, 2002		At March 31, 2001	
	Amount	Percentage	Amount	Percentage
Domestic Loans				
Manufacturing Industries				
Food products	7,994	0.7	4,344	0.4
Textiles and clothing	4,308	0.4	5,196	0.5
Pulp and paper	592	0.0	634	0.1
Chemicals	7,436	0.7	4,825	0.4
Oil and coal products	2,462	0.2	2,960	0.3
Rubber products	6,375	0.6	6,163	0.6
Glass and stone products	706	0.1	33	0.0
Steel	32,047	2.9	27,821	2.6
Non-steel metals	2,840	0.3	370	0.0
Metal products	1,699	0.1	1,524	0.1
Machinery	7,196	0.7	4,441	0.4
Electric appliances	24,498	2.2	11,140	1.0
Transportation vehicles	2,800	0.3	3,000	0.3
Others	6,069	0.6	4,470	0.4
Sub-total	107,027	9.8	76,926	7.1
Non-manufacturing Industries				
Construction	3,643	0.3	5,610	0.5
Retail and wholesale	105,609	9.7	94,588	8.8
Financial services/ insurance/securities	307,760	28.2	311,287	28.9
Real estate	42,963	3.9	44,505	4.1
Ground transportation	8,322	0.8	5,407	0.5
Water and air transportation	10,916	1.0	3,931	0.4
Electric utilities	69,200	6.4	70,442	6.6
Gas utilities	12,660	1.2	13,090	1.2
Service companies	77,470	7.1	74,328	6.9
Others	9,055	0.8	8,360	0.8
Sub-total	647,603	59.4	631,552	58.7
Government-related organizations	15,828	1.4	29,452	2.7
Local governments and public entities	6,546	0.6	7,683	0.7
Mortgage and consumers	217,857	20.0	226,011	21.0
Other	78,191	7.2	85,896	8.0
Total	1,073,054	98.4	1,057,523	98.2
Foreign Loans				
Governments, etc.	14,158	1.3	16,240	1.5
Financial institutions	—	—	—	—
Commerce and industry companies	2,545	0.3	2,661	0.3
Other	200	0.0	200	0.0
Total	16,903	1.6	19,102	1.8
Total	1,089,958	100.0	1,076,626	100.0

(17) Loans by collateral type

(Millions of Yen, %)

	At March 31, 2002		At March 31, 2001	
	Amount	Percentage	Amount	Percentage
Collateral	38,511	3.5	44,775	4.2
Stocks and other securities	16,797	1.5	20,048	1.9
Real and personal estate	21,714	2.0	24,726	2.3
Loans collateralised with receivables	—	—	—	—
Guarantees	25,668	2.4	26,058	2.4
Unsecured	748,155	68.6	715,622	66.5
Others	277,622	25.5	290,170	26.9
Total Loans	1,089,958	100.0	1,076,626	100.0
Subordinated loans	180,150	16.5	176,700	16.4

(18) Foreign investments

a. Investments by asset category

(a) Denominated in foreign currency (yen amount not fixed)

(Millions of Yen, %)

	At March 31, 2002		At March 31, 2001	
	Amount	Percentage	Amount	Percentage
Foreign bonds	187,750	30.3	210,367	31.9
Foreign stocks	7,375	1.2	9,887	1.5
Non yen-denominated cash, cash equivalents and other assets	110,783	17.8	179,725	27.3
Total	305,909	49.3	399,979	60.7

(b) Denominated in foreign currency (yen amount fixed with forward currency exchange contracts)

(Millions of Yen, %)

	At March 31, 2002		At March 31, 2001	
	Amount	Percentage	Amount	Percentage
Foreign bonds	5,353	0.9	5,168	0.8
Non yen-denominated cash, cash equivalents and other assets	61,005	9.8	110,365	16.7
Total	66,358	10.7	115,533	17.5

(c) Denominated in yen

(Millions of Yen, %)

	At March 31, 2002		At March 31, 2001	
	Amount	Percentage	Amount	Percentage
Loans to borrowers located outside of Japan	16,903	2.7%	19,102	2.9
Foreign stocks	60,000	9.7	30,000	4.6
Foreign bonds	131,022	21.1	89,949	13.6
Other foreign securities	17,555	2.8	2,991	0.5
Other	22,733	3.7	1,404	0.2
Total	248,215	40.0	143,448	21.8

(e) Total

(Millions of Yen, %)

	At March 31, 2002		At March 31, 2001	
	Amount	Percentage	Amount	Percentage
Total foreign investments	620,483	100.0	658,961	100.0

b. Foreign currency denominated assets by currency

(Millions of Yen, %)

	At March 31, 2002		At March 31, 2001	
	Amount	Percentage	Amount	Percentage
U.S. dollar	163,118	53.3	240,696	60.2
Euro	111,853	36.6	124,944	31.2
British pound	19,016	6.2	21,887	5.5
Canadian dollar	7,974	2.6	8,918	2.2
Swiss franc	1,428	0.5	1,250	0.3
Swedish krone	719	0.2	587	0.1
Australian dollar	650	0.2	663	0.2
Hong Kong dollar	463	0.2	248	0.1
Denmark krone	438	0.1	439	0.1
Singapore dollar	245	0.1	204	0.1
Norwegian krone	0	0.0	139	0.0
Total	305,909	100.0	399,979	100.0

c. Investments by region

(Millions of Yen, %)

	At March 31, 2002							
	Foreign Securities						Loans to Borrowers Located Outside of Japan	
			Bonds		Stocks and Other Securities			
	Amount	Percentage	Amount	Percentage	Amount	Percentage	Amount	Percentage
North America	141,008	30.5	104,535	32.8	36,473	25.5	6,500	38.5
Europe	143,298	31.0	136,860	42.9	6,437	4.5	3,500	20.7
Oceania	6,579	1.4	6,579	2.1	—	—	—	—
Asia	—	—	—	—	—	—	200	1.2
Latin America	166,055	36.0	65,861	20.7	100,194	70.0	545	3.2
Middle East	—	—	—	—	—	—	—	—
Africa	—	—	—	—	—	—	—	—
International Organizations	4,935	1.1	4,935	1.5	—	—	6,158	36.4
Total	461,877	100.0	318,772	100.0	143,105	100.0	16,903	100.0

	At March 31, 2001							
	Foreign Securities						Loans to Borrowers Located Outside of Japan	
			Bonds		Stocks and Other Securities			
	Amount	Percentage	Amount	Percentage	Amount	Percentage	Amount	Percentage
North America	110,580	22.9	91,001	30.3	19,579	10.7	6,500	34.0
Europe	143,301	29.7	135,628	45.2	7,673	4.2	5,500	28.8
Oceania	2,979	0.6	2,979	1.0	—	—	—	—
Asia	—	—	—	—	—	—	200	1.0
Latin America	205,510	42.5	49,953	16.6	155,556	85.1	661	3.5
Middle East	—	—	—	—	—	—	—	—
Africa	—	—	—	—	—	—	—	—
International Organizations	20,752	4.3	20,752	6.9	—	—	6,240	32.7
Total	483,125	100.0	300,316	100.0	182,808	100.0	19,102	100.0

(19) Fair value information on securities and others

a. Fair value information on securities

(a) Valuation gains (devaluation losses) on trading securities (Millions of Yen)

	At March 31, 2002		At March 31, 2001	
	Current Fair Value and Carrying Value	Valuation Gains (Devaluation Losses)	Current Fair Value and Carrying Value	Valuation Gains (Devaluation Losses)
Trading securities	59,608	12,272	55,084	(7,561)
Domestic bonds	—	—	—	—
Domestic stocks	—	—	—	—
Foreign bonds	—	—	—	—
Foreign stocks, etc.	37,380	1,661	19,926	3,143
Monetary trusts	22,227	10,610	35,157	(10,705)

Note: Other than the above, valuation gains (devaluation losses) on derivatives classified as monetary trusts, which are charged or credit to income, resulted in a gain of 1,796 million yen at March 31, 2002, and a loss of 1,796 million yen at March 31, 2001, respectively.

(b)-1. Securities with market value (Millions of Yen)

	At March 31, 2002				
	Amortized Cost / Carrying Value Prior to Mark-to-Market	Current Fair Value / and Carrying Value	Net Unrealized Gains (Losses)		
				Gains	Losses
Held-to-maturity securities	1,489,710	1,565,899	76,188	79,112	2,923
Available -for-sale securities	2,262,456	2,326,852	64,396	97,485	33,088
Domestic bonds	1,466,056	1,522,094	56,038	57,877	1,838
Domestic stocks	260,284	278,236	17,951	32,783	14,831
Foreign securities	292,112	290,720	(1,391)	3,139	4,530
Bonds	259,654	258,740	(914)	2,745	3,659
Stocks, etc.	32,458	31,980	(477)	393	870
Others	127,787	119,186	(8,600)	175	8,776
Certificates of deposit	8,000	8,000	—	—	—
Monetary claims purchased	41,694	41,694	—	—	—
Monetary trusts	66,520	66,919	398	3,509	3,111
Total	3,752,166	3,892,751	140,585	176,597	36,012
Domestic bonds	2,895,734	3,027,206	131,471	135,786	4,314
Domestic stocks	260,284	278,236	17,951	32,783	14,831
Foreign securities	352,144	351,508	(636)	4,342	4,978
Bonds	319,686	319,528	(158)	3,949	4,107
Stocks, etc.	32,458	31,980	(477)	393	870
Others	127,787	119,186	(8,600)	175	8,776
Certificates of deposit	8,000	8,000	—	—	—
Monetary claims purchased	41,694	41,694	—	—	—
Monetary trusts	66,520	66,919	398	3,509	3,111

Notes:
1. The above table includes assets such as certificates of deposits which are permitted to be considered as equivalent to securities defined in the Securities and Exchange Law.
2. Monetary trusts include securities other than trading securities.
3. Other than the above, valuation gains (devaluation losses) on derivatives classified as monetary trusts within available-for-sale securities, which are charged or credit to income, resulted in a loss of 272 million yen at March 31, 2002.

(b)-2. Securities without market value (Millions of Yen)

	At Mar. 31, 2002
	Carrying Value
Stocks of subsidiaries and affiliates	14,408
Available-for-sale securities	80,509
Unlisted domestic stocks (excluding over-the-counter stocks)	10,657
Unlisted foreign stocks (excluding over-the-counter stocks)	60,000
Unlisted foreign bonds	—
Others	9,852
Total	94,917

Note: Securities included in jointly operated designated monetary trusts are not included herein.

(b)-1. Securities with market value

(Millions of Yen)

	At March 31, 2001				
	Amortized Cost / Carrying Value Prior to Mark-to-Market	Current Fair Value / and Carrying Value	Net Unrealized Gains (Losses)		
				Gains	Losses
Held-to-maturity securities	2,395,967	2,558,433	162,465	162,686	220
Available-for-sale securities	1,223,558	1,286,597	63,039	140,845	77,806
Domestic bonds	226,809	232,608	5,798	5,916	117
Domestic stocks	323,248	371,923	48,674	92,674	43,999
Foreign securities	301,743	334,114	32,371	32,685	314
Bonds	186,886	210,367	23,480	23,555	75
Stocks, etc.	114,856	123,747	8,891	9,130	238
Others	112,734	106,966	(5,768)	366	6,134
Certificates of deposit	45,000	45,000	—	—	—
Monetary claims purchased	24,895	24,895	—	—	—
Monetary trusts	189,126	171,089	(18,037)	9,202	27,240
Total	3,619,525	3,845,030	225,505	303,531	78,026
Corporate bonds	2,532,827	2,697,745	164,917	165,228	310
Domestic stocks	323,248	371,923	48,674	92,674	43,999
Foreign securities	391,692	427,411	35,718	36,060	341
Bonds	276,836	303,663	26,826	26,929	102
Stocks, etc.	114,856	123,747	8,891	9,130	238
Others	112,734	106,966	(5,768)	366	6,134
Certificates of deposit	45,000	45,000	—	—	—
Monetary claims purchased	24,895	24,895	—	—	—
Monetary trusts	189,126	171,089	(18,037)	9,202	27,240

Notes:

1. The above table includes assets such as certificates of deposits which are permitted to be considered as equivalent to securities defined in the Securities and Exchange Law.
2. Monetary trusts include securities other than trading securities.
3. Other than the above, valuation gains (devaluation losses) on derivatives classified as monetary trusts within available-for-sale securities, which are charged or credit to income, resulted in a gain of 226 million yen at March 31, 2001.

(b)-2. Securities without market value

(Millions of Yen)

	At March 31,2001
	Carrying Value
Stocks of subsidiaries and affiliates	9,063
Available-for-sale securities	42,893
Unlisted domestic stocks (excluding over-the-counter stocks)	8,623
Unlisted foreign stocks (excluding over-the-counter stocks)	30,000
Unlisted foreign bonds	—
Others	4,270
Total	51,957

Note: Securities included in jointly operated designated monetary trusts are not included herein.

(c) Fair value information consisting of those stated in the previous table (b)-1. and foreign exchange and other gains (losses) for (b)-2.

(Millions of Yen)

	At March 31, 2002				
	Amortized Cost / Carrying Value / Carrying Value Prior to Mark-to-Market	Current Fair Value / and Carrying Value	Net Unrealized Gains (Losses)		
				Gains	Losses
Held-to-maturity securities	1,489,710	1,565,899	76,188	79,112	2,923
Stocks of subsidiaries and affiliates	14,408	14,959	551	1,085	534
Available-for-sale securities	2,342,966	2,407,944	64,978	98,069	33,090
Domestic bonds	1,466,056	1,522,094	56,038	57,877	1,838
Domestic stocks	270,942	288,894	17,951	32,783	14,831
Foreign securities	358,915	358,063	(852)	3,680	4,532
Bonds	259,654	258,740	(914)	2,745	3,659
Stocks, etc.	99,261	99,323	61	934	872
Others	130,836	122,278	(8,558)	218	8,776
Certificates of deposit	8,000	8,000	—	—	—
Monetary claims purchased	41,694	41,694	—	—	—
Monetary trusts	66,520	66,919	398	3,509	3,111
Total	3,847,084	3,988,803	141,719	178,267	36,548
Domestic bonds	2,895,734	3,027,206	131,471	135,786	4,314
Domestic stocks	278,949	296,900	17,951	32,783	14,831
Foreign securities	425,349	425,804	455	5,969	5,514
Bonds	319,686	319,528	(158)	3,949	4,107
Stocks, etc.	105,662	106,276	613	2,020	1,406
Others	130,836	122,278	(8,558)	218	8,776
Certificates of deposit	8,000	8,000	—	—	—
Monetary claims purchased	41,694	41,694	—	—	—
Monetary trusts	66,520	66,919	398	3,509	3,111

(Millions of Yen)

	At March 31, 2001				
	Amortized Cost / Carrying Value /Carrying Value Prior to Mark-to-Market	Current Fair Value / and Carrying Value	Net Unrealized Gains (Losses)		
				Gains	Losses
Held-to-maturity securities	2,395,967	2,558,433	162,465	162,686	220
Stocks of subsidiaries and affiliates	9,063	9,130	66	805	738
Available-for-sale securities	1,266,451	1,329,704	63,252	141,058	77,806
Domestic bonds	226,809	232,608	5,798	5,916	117
Domestic stocks	331,871	380,546	48,674	92,674	43,999
Foreign securities	334,263	366,848	32,584	32,899	314
Bonds	186,886	210,367	23,480	23,555	75
Stocks, etc.	147,376	156,481	9,104	9,343	238
Others	114,484	108,715	(5,768)	366	6,134
Certificates of deposit	45,000	45,000	—	—	—
Monetary claims purchased	24,895	24,895	—	—	—
Monetary trusts	189,126	171,089	(18,037)	9,202	27,240
Total	3,671,482	3,897,267	225,784	304,550	78,765
Domestic bonds	2,532,827	2,697,745	164,917	165,228	310
Domestic stocks	334,534	383,209	48,674	92,674	43,999
Foreign securities	430,614	466,612	35,998	37,078	1,080
Bonds	276,836	303,663	26,826	26,929	102
Stocks, etc.	153,777	162,948	9,171	10,148	977
Others	114,484	108,715	(5,768)	366	6,134
Certificates of deposit	45,000	45,000	—	—	—
Monetary claims purchased	24,895	24,895	—	—	—
Monetary trusts	189,126	171,089	(18,037)	9,202	27,240

b. Fair value information on monetary trusts

(Millions of Yen)

	At March 31, 2002					At March 31, 2001				
	Carrying Value	Current Fair Value	Net Unrealized Gains (Losses)			Carrying Value	Current Fair Value	Net Unrealized Gains (Losses)		
				Gains	Losses				Gains	Losses
Monetary Trusts	95,195	95,195	—	—	—	247,899	247,899	—	—	—
Investments focus on domestic bonds	10,598	10,598	—	—	—	10,500	10,500	—	—	—
Investments focus on domestic stocks	36,866	36,866	—	—	—	194,277	194,277	—	—	—
Investments focus on foreign stocks	47,430	47,430	—	—	—	42,821	42,821	—	—	—
Jointly operated designated monetary trusts	300	300	—	—	—	300	300	—	—	—

(a) Monetary trusts within trading securities

(Millions of Yen)

	At March 31, 2002		At March 31, 2001	
	Current Fair Value and Carrying Value	Net Valuation Gains (Devaluation Losses)	Current Fair Value and Carrying Value	Net Valuation Gains (Devaluation Losses)
Trading securities	22,227	10,610	35,157	(10,705)
Domestic stocks	22,227	10,610	35,157	(10,705)

Note: Other than the above, net valuation gains (devaluation losses) on derivatives classified as monetary trusts, which are charged or credited to income, showed a gain of 1,796 million yen at March 31, 2002, and a loss of 1,796 million yen at March 31, 2001, respectively.

(b) Monetary trusts within available-for-sale securities

(Millions of Yen)

	At March 31, 2002					At March 31, 2001				
	Carrying Value Prior to Mark-to-Market	Current Fair Value and Carrying Value	Net Unrealized Gains (Losses)			Carrying Value Prior to Mark-to-Market	Current Fair Value and Carrying Value	Net Unrealized Gains (Losses)		
				Gains	Losses				Gains	Losses
Available-for-sale securities	66,520	66,919	398	3,509	3,111	189,126	171,089	(18,037)	9,202	27,240
Domestic bonds	10,274	10,540	265	312	46	10,118	10,468	350	372	22
Domestic stocks	9,789	9,709	(80)	1,000	1,081	145,088	127,122	(17,966)	6,344	24,310
Foreign stocks	46,456	46,670	213	2,196	1,983	33,919	33,497	(422)	2,485	2,908
Total	66,520	66,919	398	3,509	3,111	189,126	171,089	(18,037)	9,202	27,240

Note: Other than the above, net valuation gains (devaluation losses) on derivatives classified as monetary trusts within available-for-sale securities, which are charged or credited to income, showed a loss of 272 million yen at March 31, 2002, and a gain of 226 million yen at March 31, 2001, respectively.

c. Fair value information on real estate

(Millions of Yen)

	At March 31, 2002					At March 31, 2001				
	Carrying Value	Current Fair Value	Net Unrealized Gains (Losses)			Carrying Value	Current Fair Value	Net Unrealized Gains (Losses)		
				Gains	Losses				Gains	Losses
Land	101,388	96,015	(5,372)	33,122	38,495	94,684	98,420	3,736	39,953	36,216
Leasehold	1,040	823	(216)	433	650	1,040	930	(110)	482	592
Total	102,429	96,839	(5,589)	33,556	39,145	95,724	99,351	3,626	40,435	36,809

Note: Figures for current fair value are based on posted prices.

d. Fair value information on derivative transactions

(a) Gains (losses) on derivatives (Millions of Yen)

		Interest-related	Currency-related	Stock-related	Bond-related	Others	Total
At March 31, 2002	Hedge accounting applied	—	—	—	—	—	—
	Hedge accounting not applied	(1,423)	(1,940)	859	—	—	(2,503)
	Total	(1,423)	(1,940)	859	—	—	(2,503)
At March 31, 2001	Hedge accounting applied	—	—	—	—	—	—
	Hedge accounting not applied	(1,502)	(2,218)	—	—	—	(3,720)
	Total	(1,502)	(2,218)	—	—	—	(3,720)

Notes:

1. Gains (losses) on derivatives not applied to hedge accounting are recorded in the income statements.
2. Assets and liabilities denominated in foreign currencies, which have fixed settlement amounts in yen under forward exchange contracts and have been disclosed in yen amounts in the balance sheets, are not subject to disclosure.

(b) Interest-related transactions (Millions of yen)

	At March 31, 2002			
	Contracted value or notional principal amount	Over One Year	Current market or fair value	Valuation gains (losses)
Over-the-counter transactions				
Interest rate swaps:				
Receipts fixed, payments floating	—	—	—	—
Receipts floating, payments fixed	64,400	61,800	(1,423)	(1,423)
Receipts floating, payments floating	—	—	—	—
Others:				
Sold	—	—	—	—
Bought	—	—	—	—
Total				(1,423)

(Millions of Yen)

	At March 31, 2001			
	Contracted value or notional principal amount	Over One Year	Current market or fair value	Valuation gains (losses)
Over-the-counter transactions				
Interest rate swaps:				
Receipts fixed, payments floating	—	—	—	—
Receipts floating, payments fixed	66,800	64,400	(1,502)	(1,502)
Receipts floating, payments floating	—	—	—	—
Others:				
Sold	1,000	—	0	0
Bought	—	—	—	—
Total				(1,502)

Interest rate swaps by contractual maturity dates: (Millions of Yen, %)

	At March 31, 2002			
	Total	One year or shorter	One year to three years	Over three years
Receipts fixed, payments floating:				
Notional amount	—	—	—	—
Average fixed rate (receipt)	—	—	—	—
Average fixed rate (payment)	—	—	—	—
Receipts floating, payments fixed				
Notional amount	64,400	2,600	55,200	6,600
Average fixed rate (receipt)	1.04	0.10	1.20	0.10
Average fixed rate (payment)	2.19	1.97	2.22	1.97

(Millions of Yen, %)

	At March 31, 2001			
	Total	One year or shorter	One year to three years	Over three years
Receipts fixed, payments floating:				
Notional amount	—	—	—	—
Average fixed rate (receipt)	—	—	—	—
Average fixed rate (payment)	—	—	—	—
Receipts floating, payments fixed				
Notional amount	66,800	2,400	35,200	29,200
Average fixed rate (receipt)	1.48	0.13	1.64	1.40
Average fixed rate (payment)	2.18	1.97	2.17	2.21

(c) Currency-related transactions (Millions of yen)

	At March 31, 2002			
	Contracted value or notional principal amount		Current market or fair value	Valuation gains (losses)
		Over One Year		
Over-the-counter transactions				
Sold:	73,653	—	75,594	(1,941)
U.S. dollar	73,653	—	75,594	(1,941)
Euro	—	—	—	—
British pound	—	—	—	—
Canadian dollar	—	—	—	—
Bought:	380	—	381	1
U.S. dollar	380	—	381	1
Euro	—	—	—	—
British pound	—	—	—	—
Canadian dollar	—	—	—	—
Total				(1,940)

(Millions of Yen)

	At March 31, 2001			
	Contracted value or notional principal amount		Current market or fair value	Valuation gains (losses)
		Over One Year		
Over-the-counter transactions				
Sold:	122,675	—	124,893	(2,218)
U.S. dollar	122,675	—	124,893	(2,218)
Euro	—	—	—	—
British pound	—	—	—	—
Canadian dollar	—	—	—	—
Bought:	67	—	68	0
U.S. dollar	67	—	68	0
Euro	—	—	—	—
British pound	—	—	—	—
Canadian dollar	—	—	—	—
Total				(2,218)

Notes:
1. Forward exchange rates are used as the year-end exchange rates.
2. Assets and liabilities denominated in foreign currencies, which have fixed settlement amounts in yen under forward exchange contracts and have been disclosed in yen amounts in the balance sheets, are not subject to disclosure.

(d) Stock-related transactions (Millions of yen)

	At March 31, 2002				At March 31, 2001			
	Contracted value or notional principal amount		Current market or fair value	Valuation gains (losses)	Contracted value or notional principal amount		Current market or fair value	Valuation gains (losses)
		Over One Year				Over One Year		
Exchange-traded transactions								
Stock futures:								
Sold	65,843	—	64,983	859	—	—	—	—
Bought	—	—	—	—	—	—	—	—
Stock options:								
Sold	—	—	—	—	—	—	—	—
Call	—	—	—	—	—	—	—	—
Put	—	—	—	—	—	—	—	—
Bought	—	—	—	—	—	—	—	—
Call	—	—	—	—	—	—	—	—
Put	—	—	—	—	—	—	—	—
Total				859				

(e) Bond-related transactions

The Company held no bond-related derivative instruments during the fiscal years ended March 31, 2002 and 2001.

(f) Others

The Company held no other derivative instruments during the fiscal years ended March 31, 2002 and 2001.

4. Risk Monitored Loans (Based on Insurance Business Law Guidelines)

(Consolidated)

(Millions of Yen)

	At March 31, 2002	At March 31, 2001
Loans to bankrupt companies	472	1,229
Past due loans	10,765	15,720
Loans over due for three months or more	296	363
Restructured loans	3,378	8,319
Total	14,913	25,632
[% of total loans]	[1.29%]	[2.28%]

Notes:

1. Certain past due loans and loans to bankrupt companies were written off and charged to the reserve for possible loan losses. Write-offs relating to bankrupt companies as of March 31, 2002 and 2001 amounted to 5,067 million yen and 4,968 million yen, respectively. Past due loans also decreased due to write-offs in the amounts of 3,824 million yen and 5,102 million yen as of March 31, 2002 and 2001, respectively.

2. Loans to bankrupt companies are loans to borrowers that are subject to bankruptcy, corporate reorganization or rehabilitation or other similar proceedings on which the Company has stopped accruing interest after determining that collection or repayment of principal or interest is impossible due to a significant delay in payment of principal or interest or for some other reason.

3. Past due loans are loans (other than the loans described in note 2 above and the loans for which due dates for interest payments have been rescheduled for purposes of restructuring or supporting the borrower) on which the Company has stopped accruing interest based on self-assessment.

4. Loans over due for three months or more are loans, other than the loans described in notes 2 or 3 above, on which principal and/or interest are in arrears for three months or more.

5. Restructured loans are loans, other than the loans described in notes 2, 3 or 4 above, for which agreements have been made between the relevant parties to provide a concessionary interest rate, rescheduling of due dates for interest and/or principal payments, waiver of claims and/or other terms in favor of the borrower for purposes of restructuring or supporting the borrower.

(Non-Consolidated)

(Millions of Yen)

	At March 31, 2002	At March 31, 2001
Loans to bankrupt companies	472	1,049
Past due loans	10,764	15,719
Loans over due for three months or more	296	363
Restructured loans	3,376	8,315
Total	14,910	25,447
[% or total loans]	[1.29%]	[2.25%]

Notes:

1. Certain past due loans and loans to bankrupt companies were written off and charged to the reserve for possible loan losses. Write-offs relating to bankrupt companies as of March 31, 2002 and 2001 amounted to 5,067 million yen and 4,968 million yen, respectively. Past due loans also decreased due to write-offs in the amounts of 3,824 million yen and 5,102 million yen as of March 31, 2002 and 2001, respectively.

2. Loans to bankrupt companies are loans to borrowers that are subject to bankruptcy, corporate reorganization or rehabilitation or other similar proceedings on which the Company has stopped accruing interest after determining that collection or repayment of principal or interest is impossible due to a significant delay in payment of principal or interest or for some other reason.

3. Past due loans are loans (other than the loans described in note 2 above and the loans for which due dates for interest payments have been rescheduled for purposes of restructuring or supporting the borrower) on which the Company has stopped accruing interest based on self-assessment.

4. Loans over due for three months or more are loans, other than the loans described in notes 2 or 3 above, on which principal and/or interest are in arrears for three months or more.

5. Restructured loans are loans, other than the loans described in notes 2, 3 or 4 above, for which agreements have been made between the relevant parties to provide a concessionary interest rate, rescheduling of due dates for interest and/or principal payments, waiver of claims and/or other terms in favor of the borrower for purposes of restructuring or supporting the borrower.

5. Disclosed Claims Based on Insurance Business Law Standard

(Consolidated)

(Millions of Yen)

	At March 31, 2002	At March 31, 2001
Claims against bankrupt and quasi-bankrupt obligors	3,515	2,987
Claims with collection risk	7,724	13,965
Claims for special attention	3,686	8,698
Sub-total	14,926	25,651
Claims against normal obligors	1,327,528	1,166,652
Total	1,342,455	1,192,303

Notes:

1. Claims against bankrupt and quasi-bankrupt obligors are loans to borrowers who are subject to bankruptcy, corporate reorganization or rehabilitation or other similar proceedings and other borrowers in serious financial difficulties.

2. Claims with collection risk are loans to obligors (other than bankrupt and quasi-bankrupt obligors) with deteriorated financial condition and results of operations from which it is unlikely that the principal and interest on the loans will be recovered.

3. Claims for special attention are loans on which principal and/or interest are past due for three months or more and loans with a concessionary interest rate, as well as loans with renegotiated conditions in favor of the borrower, including renegotiated schedule and/or waivers, in each case, other than the loans described in notes 1 or 2 above.

4. Claims against normal obligors are all other loans.

5. Claims stated above include those incurred in relation to security lending contracts with cash collateral

(Non-Consolidated)

(Millions of Yen)

	At March 31, 2002	At March 31, 2001
Claims against bankrupt and quasi-bankrupt obligors	3,514	2,807
Claims with collection risk	7,723	13,965
Claims for special attention	3,684	8,694
Sub-total	14,923	25,467
Claims against normal obligors	1,331,148	1,172,973
Total	1,346,072	1,198,440

Notes:

1. Claims against bankrupt and quasi-bankrupt obligors are loans to borrowers who are subject to bankruptcy, corporate reorganization or rehabilitation or other similar proceedings and other borrowers in serious financial difficulties.

2. Claims with collection risk are loans to obligors (other than bankrupt and quasi-bankrupt obligors) with deteriorated financial condition and results of operations from which it is unlikely that the principal and interest on the loans will be recovered.

3. Claims for special attention are loans on which principal and/or interest are past due for three months or more and loans with a concessionary interest rate, as well as loans with renegotiated conditions in favor of the borrower, including renegotiated schedule and/or waivers, in each case, other than the loans described in notes 1 or 2 above.

4. Claims against normal obligors are all other loans.

5. Claims stated above include those incurred in relation to security lending contracts with cash collateral

(Reference) Reserves for possible loan losses (non-consolidated)

(Millions of Yen)

	Year Ended March 31, 2002	Year Ended March 31, 2001	Change
1. Reserve for possible loan losses			
a. General reserve	6,030	7,442	(1,411)
b. Specific reserve	5,486	10,312	(4,825)
c. Specific reserves for loans to refinancing countries	—	—	—
2. Net provision for specific reserve			
a. Provision	11,957	25,040	(13,083)
b. Reversal	14,827	19,359	(4,531)
c. Net provision	(2,870)	5,681	(8,551)
3. Specific reserves for loans to refinancing countries			
a. Number of countries	—	—	—
b. Amount of loans	—	—	—
c. Net.provision	—	—	—
4. Write-off of loans	3,620	—	3,620

6. Core Profit and Reconciliation to Non-Consolidated Ordinary Profit

(Millions of Yen)

		Year Ended March 31, 2002	Year Ended March 31, 2001
Core profit (A)		109,889	114,236
Capital gains		89,192	37,183
	Gains from monetary trusts,net	—	—
	Gains on investments in trading securities, net	592	—
	Gains on sale of securities	88,599	37,183
	Gains from derivatives, net	—	—
	Foreign exchange gains, net	—	—
	Others	—	—
Capital losses		176,406	56,183
	Losses from monetary trusts, net	30,189	1,772
	Losses on investments in trading securities, net	—	3,364
	Losses on sale of securities	56,135	25,129
	Devaluation losses on securities	54,121	10,788
	Losses from derivatives, net	25,925	12,506
	Foreign exchange losses, net	10,034	2,620
	Others	—	—
Capital gains/losses (B)		(87,214)	(18,999)
(A+B)		22,675	95,236
Other one-time gains		—	—
	Ceding reinsurance commissions	—	—
	Reversal of contingency reserve	—	—
	Others	—	—
Other one-time losses		(17,393)	12,981
	Reinsurance premiums	—	—
	Provision for contingency reserve	(21,013)	7,300
	Provision for specific reserve for possible loan losses	—	5,681
	Provision for specific reserves for loans to refinancing countries	—	—
	Write-off of loans	3,620	—
	Others	—	—
Other one-time gains/losses (C)		17,393	(12,981)
Ordinary Profit (A+B+C)		40,068	82,254

7. Solvency Margin Ratio

(Non-Consolidated)

(Millions of Yen)

		At March 31, 2002	At March 31, 2001
Total solvency margin (A)		437,509	475,459
Equity (less certain items)		115,300	113,249
Reserve for price fluctuation		28,042	26,712
Contingency reserve		73,521	94,534
Reserve for possible loan losses		6,030	7,442
Net unrealized gains on available-for-sale securities (before tax) x 90 per cent.		58,480	56,927
Net unrealized gains(losses) on real estate (x 85 per cent., if gains; x 100 per cent., if losses)		(5,589)	3,082
Excess of amount of policy surrender payment		103,985	105,177
Unallotted portion of reserve for policyholder dividends		7,634	8,070
Future profits		15,331	16,624
Deferred tax assets		44,773	43,639
Subordinated debt		—	—
Deductible items		(10,000)	—
Total risk (B)	$\sqrt{R_1^2+(R_2+R_3)^2}+R_4$	113,341	125,510
Insurance risk	R_1	34,542	34,514
Assumed investment yield risk	R_2	23,623	27,045
Investment risk	R_3	81,391	90,459
Business risk	R_4	2,791	3,040
Solvency margin ratio	$\frac{(A)}{(1/2)\times(B)}\times 100$	772.0%	757.6%

Notes:

1. The above ratio is calculated in accordance with Articles 86, 87, 161, 162 and 190 of the ministerial ordinance for Insurance Business Law as well as Announcement No. 50 issued by the Ministry of Finance in 1996.

2. Equity at the end of fiscal 2002 represents equity on the balance sheet less net unrealized gains on securities, deffered gain on sale of real estate, bonuses to directors and corporate auditors and cash payment based on Article 12 of the implementation order for Insurance Business Law.

3. Deductible items in the total solvency margin include the capital contribution to T&D Financial Life Insurance Company.

(T&D Financial Life Insurance Company)

(Millions of Yen)

		At March 31, 2002
Total solvency margin (A)		22,886
	Equity (less certain items)	10,323
	Reserve for price fluctuations	8
	Contingency reserve	42
	Reserve for possible loan losses	264
	Net unrealised gains on available-for-sale securities (before tax) x 90 per cent.	112
	Net unrealised gains on real estate (x 85 per cent.)	209
	Subordinated debt	10,000
	Others	1,925
Total risk (B) $\sqrt{R_1^2+(R_2+R_3)^2}+R_4$		4,346
	Insurance risk R_1	3,912
	Assumed investment yield risk R_2	535
	Investment risk R_3	1,089
	Business risk R_4	110
Solvency margin ratio $\frac{(A)}{(1/2)\times(B)}\times 100$		1,053.0%

Notes:

1. The above data for T&D Financial Life Insurance Company are disclosed because it became an affiliated company of the Company due to the capital contribution effective October 17, 2001.

2. (a) The above ratio is calculated in accordance with Articles 86, 87, 161, 162 and 190 of the ministerial ordinance for Insurance Business Law as well as Announcement No. 50 issued by the Ministry of Finance in 1996.

(b) Equity represents equity on the balance sheet less net unrealized gains on securities.

(Summary English Translation)

June 12, 2002

TO OUR SHAREHOLDERS:

Daido Life Insurance Company
2-1, Edobori 1-chome,
Nishi-ku, Osaka
Japan

Naoteru Miyato
Director and President

Notice of Convocation of the 1st Ordinary General Meeting of Shareholders

This is to inform you that the Company's 1st Ordinary General Meeting of Shareholders will be held as described below. You are cordially invited to attend the Meeting.

If you are unable to attend, you may exercise your voting rights in writing. After examining the attached reference materials, please indicate your votes by filling out and signing the enclosed voting form, and return the form to us.

Particulars

(1) Date: 10:00 a.m., Thursday, June 27, 2002

(2) Place: Large Hall of Osaka Kosei Nenkin Kaikan Auditorium
14-15, Shinmachi 1-chome
Nishi-ku, Osaka
Japan

(3) Purpose of Meeting:

Matters to be reported: Presentation of Balance Sheet as of March 31, 2002, Business Report and Statement of Operations for fiscal year 2001 from April 1, 2001 through March 31, 2002.

Matters to be resolved:

Agendum No. 1: Approval of the proposed disposition of profit for fiscal year 2001

Agendum No. 2: Payment of retirement benefits to a retired Director

(Summary English Translation)

Business Report for Fiscal Year 2001
(from April 1, 2001 to March 31, 2002)

(1) Development and results of business

General economic conditions in and outside Japan and the results of operations of the Company for the year are mentioned.

Principal results of operations

Principal business results of the Company for fiscal year 2001 are as follows.

Policy amount in force of individual insurance (sum of death coverage amount and life coverage) as of March 31, 2002 was ¥37,838.9 billion (99.9% compared to fiscal year 2000), that of individual term insurance, which is the main product of the Company, was ¥34,309.0 billion (100.6% compared to fiscal year 2000). That of individual annuities (sources of annuities) was ¥1,090.1 billion (98.5% compared to fiscal year 2000), that of group insurance was ¥11,909.7 billion (102.8% compared to fiscal year 2000) and that of group annuities (policy reserve) was ¥2,553.9 billion (99.2% compared to fiscal year 2000).

Ordinary revenue was ¥1,308.2 billion (103.1% compared to fiscal year 2000). Income from insurance premiums was ¥1,059.4 billion (98.8% compared to fiscal year 2000) and investment income was ¥245.1 billion (128.0% compared to fiscal year 2000).

Ordinary expenses were ¥1,268.1 billion (106.8% compared to fiscal year 2000). Insurance claims and other payments were ¥907.4 billion (104.9% compared to fiscal year 2000), provisions for policies and other reserves were ¥31.5 billion (23.4% compared to fiscal year 2000), investment expenses were ¥205.5 billion (310.8% compared to fiscal year 2000) and operating expenses were ¥108.1 billion (100.9% compared to fiscal year 2000).

As a result, ordinary profit was ¥40.0 billion (48.7% compared to fiscal year 2000) and, with extraordinary gains in the amount of ¥6.8 billion (191.6% compared to fiscal year 2000) and extraordinary losses in the amount of ¥33.8 billion (52.3% compared to fiscal year 2000), unappropriated surplus is ¥7.6 billion.

Assets increased by ¥82.4 billion for the year, and total assets as of March 31, 2002 were ¥5,982.7 billion (101.4% compared to fiscal year 2000).

Provisions for policy reserve was ¥26.2 billion and policy reserve as of March 31, 2002 was ¥5,381.9 billion (100.5% compared to fiscal year 2000)

Future management policies of the Company are mentioned.

(2) Changes in results of operations and status of assets

	Year ended March 31, 1999	Year ended March 31, 2000	Year ended March 31, 2001	Year ended March 31, 2002
	(Yen in 100 Millions)	*(Yen in 100 Millions)*	*(Yen in 100 Millions)*	*(Yen in 100 Millions)*
Policy amount in force as of the end of each year				
Individual insurance	381,052	379,325	378,835	378,389
Individual annuities	11,786	11,386	11,062	10,901
Group insurance	115,709	115,747	115,850	119,097
Group annuities	24,249	25,353	25,743	25,539
Other insurance	1,735	1,958	1,668	2,015
	(Yen in Millions)	*(Yen in Millions)*	*(Yen in Millions)*	*(Yen in Millions)*
Income from insurance premiums	1,192,881	1,136,904	1,072,245	1,059,445
Investment income	276,804	287,088	191,572	245,123
Insurance claims and other payments	968,980	869,346	864,988	907,444
Ordinary profit	71,085	34,531	82,254	40,068
Net income	41,887	22,692	24,718	7,665
Transfer to reserve for policyholder dividends	34,316	39,536	33,249	-
Total assets	5,482,608	5,733,592	5,900,384	5,982,789

(3) Status of branches offices etc. and sales agents

Numbers of branches, sales divisions, sales sections, sales offices and sales agents as of the beginning of the year and the end of the year, and numbers of increase or decrease are provided.

(4) Status of employees etc.

	As of March 31, 2001	As of March 31, 2002	Number of increase or decrease for the year	As of March 31, 2001		
				Average age	Average years of continuous employment	Average monthly salary
					Years	Thousand yen
Administrative personnel	3,171	3,121	(50)	38.0	14.4	393
In-house sales representatives	4,866	5,154	288	47.8		

(5) Status of fund

Not applicable.

(6) Fund contributors

Not applicable.

(7) Directors and Corporate Auditors

Titles, names and responsibilities or main occupations of all Directors and Corporate Auditors are provided.

(8) Status of subsidiaries, etc.

Corporate names, locations, principal businesses, dates of establishment, stated capital amounts and the Company's shareholding ratios of the Company's subsidiaries and affiliates accounted for under the equity method are provided.

(9) Material matters occurred after the fiscal year end

Matters relating to reorganization of the Company from mutual company to joint stock corporation and basic corporate information relating to the Company after the reorganization are provided.

(10) Other material matters relating to status of the Company

Matters relating to management of mutual life insurance company system and provision of reserve for policyholder dividends are provided.

Balance Sheet for fiscal year 2001 (as of March 31, 2002)

(Yen in Millions)

(Assets)		(Liabilities)	
Cash and deposits	**148,002**	**Policy reserves**	**5,543,459**
Cash	118	Reserve for outstanding claims	47,805
Deposits	147,884	Policy reserve	5,381,993
Call loans	**184,000**	Reserve for policyholder dividends	113,659
Money claims purchased	**42,394**	**Due to agency**	**0**
Monetary trusts	**95,195**	**Due to reinsurers**	**699**
Securities	**4,058,208**	**Other liabilities**	**154,440**
Japanese national government bonds	646,486	Accounts payable	4,520
		Outstanding expenses	8,536
Domestic municipal bonds	1,321,595	Deferred income	5,857
Domestic corporate bonds	1,070,690	Deposits received	421
Domestic stocks	373,798	Guarantee deposits received	6,055
Foreign securities	523,359	Derivatives	3,364
Other securities	122,278	Suspense receipts	4,266
Loans	**1,157,275**	Security deposits for repo transactions	121,418
Policy loans	67,317	**Reserve for employees' retirement benefits**	**61,434**
Ordinary loans	1,089,958		
Property and equipment	**180,433**	**Reserve for losses on sale of loans**	**63**
Land	101,388	**Allowance for policyholder dividends**	**30,662**
Buildings	76,088	**Reserve for price fluctuations**	**28,042**
Movables	1,170	***Total liabilities***	**5,818,800**
Construction in process	1,785	(Equity)	
Due from agency	**2,409**	**Legal reserves**	**36,071**
Due from reinsurers	**1,480**	Revaluation reserve	53
Other assets	**55,896**	Reserve for redemption of fund	35,000
Account receivables	10,781	Reserve for future losses	1,018
Prepaid expenses	2,433	**Surplus**	**86,402**
Accrued income	24,201	Voluntary reserves	63,635
Money on deposit	4,491	Reserve for averaging policyholder dividends	24,522
Receivables on future transaction	180		
Derivatives	861	Contingency reserve	35,592
Suspense payments	4,139	Reserve for retirement profits	1,196
Other assets	8,807	Reserve for social service contributions	265
Net deferred tax assets	**69,009**		
Reserve for possible loan losses	**(11,517)**	Reserve for tax deferment on real estate	1,559
		Reserve for event marking the 100th anniversary of foundation	500
		Unappropriated surplus	22,766
		Net income	7,665
		Net unrealized gains on securities	**41,514**
		Total equity	**163,988**
Total assets	5,982,789	**Total liabilities and equity**	**5,982,789**

Statement of Operations for fiscal year 2001 (from April 1, 2001 to March 31, 2002)

(Yen in Millions)

Ordinary revenue and expenses:		
Ordinary revenue		**1,308,229**
Income from insurance premiums	**1,059,445**	
Income from insurance premium	1,057,881	
Income from reinsurance	1,564	
Investment income	**245,123**	
Interest, dividends and income from real estate for rent	155,811	
Interest from deposits	3,441	
Interest and dividends from securities	118,038	
Interest from loans	26,866	
Rentals	7,327	
Other interest and dividends	136	
Gains on investments in trading securities, net	592	
Gains on sale of securities	88,599	
Other investment income	120	
Other ordinary income	**3,660**	
Account received for annuity payments	158	
Account received for withheld insurance payments	2,764	
Other ordinary income	737	
Ordinary expenses		**1,268,161**
Insurance claims and other payments	**907,444**	
Insurance claims	297,441	
Annuity insurance benefits	22,768	
Insurance benefits	266,487	
Policy surrender payments	269,970	
Other repayments	49,396	
Reinsurance premiums	1,380	
Provision for policy and other reserves	**31,543**	
Provision for reserve for outstanding claims	3,703	
Provision for policy reserve	26,289	
Interest portion of reserve for policyholder dividends	1,550	
Investment expenses	**205,507**	
Interest expense	68	
Losses from monetary trusts	30,189	
Losses on sale of securities	56,135	
Devaluation losses on securities	54,121	
Losses from derivatives, net	25,925	
Foreign exchange losses, net	10,034	
Write-off of loans	3,620	
Depreciation of real estate for rent	3,250	
Other investment expenses	3,282	
Losses from special accounts, net	18,879	
Operating expenses	**108,142**	
Other ordinary expenses	**15,523**	
Payments of withheld insurance claims	2,288	
Tax	6,803	
Depreciation expense	4,883	
Provision for reserve for retirement benefits	1,394	
Other ordinary expense	153	

Ordinary profit		40,068
Extraordinary gains and losses:		
Extraordinary gains		6,876
Gains on sale of property, equipment and loans	1,985	
Reversal of reserve for losses possible loan losses	4,282,	
Recovery of bad debts previously written-off	608	
Extraordinary losses		33,849
Losses on sale, disposal and devaluation of property and equipment	1,540	
Provision for reserve for losses on sale of loans	0	
Provision for allowance for policyholder dividends	30,662	
Provision for price fluctuation reserve	1,330	
Social service contributions	316	
Income before income taxes		13,094
Income taxes		9,230
Cumulative effect of prior years' deferred income taxes		(3,801)
Net income		7,665
Balance at beginning of year		14,381
Reversal of reserve for retirement profits		403
Reversal of reserve for social service contributions		316
Unappropriated surplus		22,766

Proposed Disposition of Profit for fiscal year 2001 (from April 1, 2001 to March 31, 2002)

	(Yen)
Unappropriated profit for the current period	**22,766,860,432**
Liquidation of voluntary reserves:	**14,818,381,698**
Liquidation of reserve for social service contributions	265,028,195
Liquidation of contingency reserve	14,553,353,503
Total	37,585,242,130
Profit to be disposed	**32,064,699,000**
Profit reserve	11,000,000
Bonuses to directors and corporate auditors	53,699,000
(Directors' bonus)	43,689,000
(Auditors' bonus)	10,010,000
Voluntary reserves	32,000,000,000
(Other reserves)	32,000,000,000
Profit carried forward to the next period	**5,520,543,130**

Copy of Audit Report of the Independent Public Accountants

Audit Report

May 17, 2002

Mr. Naoteru Miyato
Representative Director and President
Daido Life Insurance Company

Shin Nihon & Co.

Tatsuro Harashina (Seal)
Certified Public Accountant
Senior Partner and Audit Participant

Tsutomu Takahashi (Seal)
Certified Public Accountant
Senior Partner and Audit Participant

Michinori Ando (Seal)
Certified Public Accountant
Senior Partner and Audit Participant

Atsuo Mouri (Seal)
Certified Public Accountant
Audit Participant

1. Outline of Audit Methods

The Auditor Corporation did, based on the provisions of Article 2 of the Law Concerning the Exceptional Provisions of the Commercial Code Concerning Audits Etc. of Corporations applied under Paragraph 1 of Article 59 of the Insurance Business Law, conduct an audit of the Balance Sheet, Statement of Operations and Business Report (limited to the portions concerning accounting) for Daido Life Insurance Company's fiscal year 2001 (from April 1, 2001 to March 31, 2002) as well as the Proposed Disposition of Profit and Attached Schedules (limited to the portions concerning accounting). The accounting portions of the Business Report and the Attached Schedules that were subject to audit consist of portions inscribed in the accounting ledgers of the Company and its subsidiaries from among the provisions set forth in the Business Report and the Attached Schedules.

In conducting the audit, the Auditor Corporation applied auditing standards generally-accepted as fair and appropriate and used ordinarily-required accounting procedures. The audit procedures included audit procedures for subsidiaries as deemed necessary by the Auditor Corporation.

2. Results of Audit

The results of audit and the opinion of the Auditor Corporation are as follows.

(1) The Balance Sheet and the Statement of Operations accurately indicate the status of the assets and the profit and loss of the Company in accordance with laws, regulations and the Articles of Incorporation.

(2) The Business Report (limited to those portions concerning accounting) accurately indicates the status of the Company in accordance with laws, regulations and the Articles of Incorporation.

(3) The Proposed Disposition of Profit is in conformity with laws, regulations and the Articles of Incorporation.

(4) The Attached Schedules (limited to those portions concerning accounting) do not contain any matters that must be designated in accordance with the Commercial Code as applied under Paragraph 1 of Article 59 of the Insurance Business Law.

3. Conflicts of Interest

There are no conflicts of interest among the Company, the Auditor Corporation or the participants that must be reported based on the provisions of the Certified Public Accountant Law.

Copy of Audit Report of the Board of Corporate Auditors

Audit Report

The Board of Corporate Auditors received a report of the methods and results of audit from each Corporate Auditor concerning the performance of the duties of the Board of Directors during fiscal year 2001 (from April 1, 2001 to March 31, 2002), and based on its discussions, prepared this Audit Report to report the following matters.

1. Outline of the Audit Methods used by the Corporate Auditors

In accordance with the audit policies and areas of responsibility etc. stipulated by the Board of Corporate Auditors and in addition to attending the Board of Directors and other important meetings of the Company, each Corporate Auditor listened to business reports from the directors etc., inspected important voting documents etc., undertook an investigation of the Company and its branches etc., and, obtained sales reports from subsidiaries and conducted an investigation of the status of the business and the assets of the principal subsidiaries. Further, by attending audit activities of the Auditor Corporation from time to time, reports and explanations regarding such audit activities were received and additional study of the accounting ledgers and Attached Schedules was conducted.

Regarding transactions by directors in competition with the Company, transactions by directors with the Company for their personal benefit, transactions by the Company that confer benefits without due compensation as well as transactions with subsidiaries and employees not in the ordinary course of business, in addition to the abovesaid audit methods, reports from the directors etc. were obtained as necessary and a detailed examination of the particulars of said transactions was undertaken.

2. Results of Audit

(1) The audit methods and results of the Audit Corporation, Shin Nihon & Co. are proper.

(2) The Business Report accurately indicates the status of the Company in accordance with laws, regulations and the Articles of Incorporation.

(3) The Proposed Disposition of Profit clearly indicates the status of the Company's assets, and does not contain any matters that must be designated.

(4) The Attached Schedules accurately indicate all required matters and do not contain any matters that must be designated.

(5) Concerning performance of the duties of the directors, including duties related to subsidiaries, there were no dishonest acts and no facts indicating any material violation of laws, regulations or the Articles of Incorporation.

Regarding transactions by directors in competition with the Company, transactions by directors with the Company for their personal benefit, transactions by the Company that confer

benefits without due compensation as well as transactions with subsidiaries and employees not in the ordinary course of business, there were no violations of the directors' duties.

May 22, 2002

Board of Corporate Auditors
Daido Life Insurance Company

Takuzo Yamada (Seal)
Standing Corporate Auditor (Full Time)

Yurio Fukukawa (Seal)
Corporate Auditor (Full Time)

Masanao Iechika (Seal)
Corporate Auditor

Umeji Nishijima (Seal)
Corporate Auditor

(Note: Corporate Auditors Masanao Iechika and Umeji Nishijima are outside corporate auditors as required by the Paragraph 1 of Article 18 of the Law Concerning the Exceptional Provisions of the Commercial Code Concerning Audits Etc. of Corporations.)

Reference Materials Concerning Exercise of Votes

1. **Total Number of Voting Rights 1,497,296**

2. **Agenda and Reference Materials**

Agendum No. 1: Approval of the proposed disposition of profit for the year 2001

Proposed Disposition of Profit for fiscal year 2001
(from April 1, 2001 to March 31, 2002)

	(Yen)
Unappropriated profit for the current period	**22,766,860,432**
Liquidation of voluntary reserves:	**14,818,381,698**
Liquidation of reserve for social service contributions	265,028,195
Liquidation of contingency reserve	14,553,353,503
Total	37,585,242,130
Profit to be disposed	**32,064,699,000**
Profit reserve	11,000,000
Bonuses to directors and corporate auditors	53,699,000
(Directors' bonus)	43,689,000
(Auditors' bonus)	10,010,000
Voluntary reserves	32,000,000,000
(Other reserves)	32,000,000,000
Profit carried forward to the next period	**5,520,543,130**

(Note) The Company was a mutual company through March 31, 2002, and it will therefore not be able to pay any shareholders dividend for the fiscal year ended on that date.

Agendum No. 2: Payment of retirement benefits to retired Directors

It is proposed that appropriate retirement benefits be paid to Mr. Yoshiyuki Moriguchi, who resigned from his office on March 31, 2002, in accordance with the Company's regulations and its customary practices. It is also proposed that the details of such retirement benefits, including the amounts, time and method of payment, be discussed and determined by the Board of Directors.

Brief personal history of Mr. Moriguchi is as follows:

July 1998	Appointed as director of the Company
March 2002	Resigned from his office

(Summary English Translation)

June 27, 2002

TO OUR SHAREHOLDERS:

Daido Life Insurance Company
2-1, Edobori 1-chome,
Nishi-ku, Osaka
Japan

Naoteru Miyato
Director and President

Notice of Resolutions of the 1st Ordinary General Meeting of Shareholders

This is to inform you that, at the Company's 1st Ordinary General Meeting of Shareholders held today, reports and resolutions were made as described below.

Particulars

Matters reported: Presentation of Balance Sheet as of March 31, 2002, Business Report and Statement of Income for fiscal year 2001 from April 1, 2001 through March 31, 2002.

Reported.

Matters resolved:

Agendum No. 1: Approval of the proposed disposition of profit for fiscal year 2001

Approved as proposed.

Agendum No. 2: Payment of retirement benefits to retired Director

Approved as proposed.

File No. 82-34658

(Summary English Translation)

TO OUR SHAREHOLDERS

ANNUAL BUSINESS REPORT FOR FISCAL YEAR 2001
(From April 1, 2001 to March 31, 2002)

DAIDO LIFE INSURANCE COMPANY

CONTENTS

MESSAGE

The greetings of Naoteru Miyato, President and Representative Director of the Company, are included.

RECENT DEVELOPMENTS OF DAIDO

Outline of demutualization of Daido and listing of its shares, business alliance with the Financial One group and business alliance with Taiyo Mutual Life Insurance Co. are explained.

MANAGEMENT

Names and titles of 19 Directors and 4 Corporate Auditors and corporate structure chart are mentioned.

FINANCIAL HIGHLIGHTS

Consolidated Financial Highlights

(Millions of yen)

	For fiscal year 1997	For fiscal year 1998	For fiscal year 1999	For fiscal year 2000	For fiscal year 2001
Income from Insurance Premiums	-	1,192,881	1,136,904	1,072,245	**1,059,445**
Investment Income	-	276,954	287,054	191,512	**246,104**
Ordinary Profit	-	72,092	39,090	84,161	**44,037**
Unappropriated Surplus	-	44,344	24,670	26,245	**9,541**
Net Assets	-	141,532	180,945	201,252	**172,551**
Total Assets	-	5,501,601	5,753,183	5,921,904	**6,010,457**

Non-consolidated Financial Highlights

(Millions of yen)

	For fiscal year 1997	For fiscal year 1998	For fiscal year 1999	For fiscal year 2000	For fiscal year 2001
Income from Insurance Premiums	1,168,436	1,192,881	1,136,904	1,072,245	**1,059,445**
Investment Income	261,147	276,804	287,088	191,572	**245,123**
Ordinary Profit	84,791	71,085	34,531	82,254	**40,068**
Unappropriated Surplus	48,065	41,887	22,692	24,718	**7,665**
Net Assets	145,671	139,987	177,139	195,496	**163,988**
Total Assets	5,346,385	5,482,608	5,733,592	5,900,384	**5,982,789**

CONSOLIDATED FINANCIAL STATEMENTS

Balance Sheet

(Millions of yen)

	As of March 31, 2001	As of March 31, 2002
(Assets)		
Cash and deposits	**246,252**	**178,391**
Call loans	**228,500**	**184,000**
Money claims purchased	**27,795**	**42,394**
Monetary trusts	**247,899**	**95,195**
Securities	**3,752,015**	**4,053,640**
Loans	**1,126,428**	**1,153,654**
Property and equipment	**180,407**	**184,226**
Due from agency	**-**	**2,409**
Due from reinsurers	**1,156**	**1,480**
Other assets	**62,180**	**56,863**
Net deferred tax assets	**67,414**	**69,789**
Reserve for possible loan losses	**(18,147)**	**(11,590)**
Total assets	**5,921,904**	**6,010,457**
(Liabilities)		
Policy reserves	**5,513,425**	**5,543,459**
Reserve for outstanding claims	44,102	47,805
Policy reserve	5,355,703	5,381,993
Reserve for policyholder dividends	113,619	113,659
Due to agency	**0**	**0**
Due to reinsurers	**742**	**699**
Other liabilities	**118,075**	**171,881**
Reserve for employees' retirement benefits	**60,219**	**61,665**
Reserve for losses on sale of loans	**62**	**63**
Allowance for policyholder dividends	**-**	**30,662**
Reserve under Special Law	**26,712**	**28,042**
Reserve for price fluctuations	26,712	28,042
Total liabilities	**5,719,238**	**5,836,472**

(Minority Interests)		
Minority interests	**1,414**	**1,433**
(Equity)		
Fund (*kikin*)	**6,800**	**-**
Revaluation reserve	**53**	**53**
Reserve for redemption of fund	**28,200**	**35,000**
Consolidated unappropriated surplus	**126,145**	**95,376**
Net unrealized gains on securities	**40,378**	**41,641**
Translation adjustments	**(324)**	**479**
Total equity	**201,252**	**172,551**
Total liabilities, minority interests and equity	**5,921,904**	**6,010,457**

Statement of Operations

(Millions of yen)

	For fiscal year 2000	For fiscal year 2001
Ordinary revenue	**1,277,286**	**1,316,283**
Income from insurance premiums	1,072,245	1,059,445
Investment income	191,512	246,104
Interest, dividends and income from real estate for rent	150,043	155,683
Gains on investments in trading securities, net	-	592
Gains on sale of securities	37,145	88,599
Other investment income	226	1,229
Gains from special account, net	4,097	-
Other ordinary income	13,263	10,537
Equity in net income of affiliated companies	265	195
Ordinary expenses	**1,193,124**	**1,272,245**
Insurance claims and other payments	864,988	907,444
Insurance claims	302,927	297,441
Annuity insurance benefits	19,359	22,768
Insurance benefits	261,626	266,487
Policy surrender payments	202,502	269,970
Other repayments	78,571	50,776
Provision for policy and other reserves	134,563	31,543
Provision for reserve for outstanding claims	-	3,703
Provision for policy reserve	133,025	26,289
Interest portion of reserve for policyholder dividends	1,537	1,550
Investment expenses	65,702	205,609
Interest expense	173	68
Losses from monetary trusts	1,772	30,189
Losses on investments in trading securities, net	3,364	-
Losses on sale of securities	25,139	56,136
Devaluation losses on securities	10,788	54,222
Losses from derivatives, net	12,506	25,925
Foreign exchange losses, net	2,620	10,034
Provision for reserve for possible loan losses	3,055	-
Write-off of loans	-	3,621
Depreciation of real estate for rent	3,532	3,250
Other investment expenses	2,748	3,282

Losses from special accounts, net	-	18,879
Operating expenses	105,715	105,822
Other ordinary expenses	22,155	21,824
Ordinary profit	**84,161**	**44,037**
Extraordinary gains	**5,290**	**6,832**
Gains on sale of property, equipment and loans	2,777	1,986
Reversal of reserve for possible loan losses	-	4,236
Reversal of reserve for losses on sales of loans	499	-
Recovery of bad debts previously written-off	321	608
Gains on sale of affiliated company's stock	50	-
Gains on changes in equity of affiliated companies	1,624	-
Other extraordinary gains	17	-
Extraordinary losses	**66,928**	**33,998**
Losses on sale, disposal and devaluation of property and equipment	30,569	1,689
Provision for reserve for losses on sale of loans	-	0
Provision for allowance for policyholder dividends	-	30,662
Provision for price fluctuation reserve	1,358	1,330
Social service contributions	295	316
Cumulative effect of prior years provision for employees' retirement benefits due to adoption of the new accounting standards in 2001	31,591	-
Other extraordinary losses	3,114	-
Income before income taxes	**22,523**	**16,871**
Income taxes	**14,234**	**10,130**
Cumulative effect of prior years' deferred income taxes	**(18,090)**	**(2,961)**
Minority interest	**133**	**160**
Unappropriated surplus	**26,245**	**9,541**

Surplus

(Millions of yen)

	For fiscal year 2000	For fiscal year 2001
Balance at the beginning of the fiscal year	**145,892**	**126,145**
Increase during the fiscal year	**817**	**-**
Due to increase in consolidated subsidiaries	804	-
Due to increase in affiliated companies	12	-
Decrease during the fiscal year	**46,810**	**40,310**
Due to decrease in consolidated subsidiaries	23	-
Transfer to reserve for policyholder dividends	39,536	33,249
Transfer to reserve for redemption of fund	6,800	6,800
Interest on fund	364	181
Bonuses to directors and auditors	85	78
(Bonuses to directors)	72	65
(Bonuses to auditors)	13	13
Other	0	-
Unappropriated surplus for the fiscal year	**26,245**	**9,541**
Balance at the end of the fiscal year	**126,145**	**95,376**

Cash Flow Statements

(Millions of yen)

	For fiscal year 2000	For fiscal year 2001
Cash flows from operating activities:		
Income before income taxes	22,523	16,871
Depreciation of real estate for rent	3,532	3,250
Other depreciation and amortisation	9,513	7,072
Consolidation adjustments	(0)	5
Increase (decrease) in reserve for outstanding claims	(2,206)	3,703
Increase (decrease) in policy reserve	133,025	26,289
Increase in interest portion of reserve for policyholder dividends	1,537	1,550
Increase (decrease) in reserve for possible loan losses	3,055	(5,844)
Write-off of loans	-	3,621
Increase in reserve for employees' retirement benefits	60,209	1,445
Increase in reserve for employees' retirement payments	(29,145)	-
Increase (decrease) in reserve for losses on sale of loans	(5,413)	0
Increase (decrease) in allowance for policyholder dividends	-	30,662
Increase (decrease) in reserve for price fluctuations	1,358	1,330
Interest, dividends and income from real estate for rent	(150,043)	(155,683)
(Gains) losses on securities investment	(3,624)	42,347
Interest expenses	173	68
Exchange (gains) losses	3,099	3,326
(Gains) losses on sale or disposal of property and equipment	27,241	(989)
Equity in net income of affiliated companies	(265)	(195)
(Increase) decrease in amount due from agency	0	(2,409)
(Increase) decrease in amount due from reinsurers	(202)	(323)
(Increase) decrease in other assets	4,012	(3,373)
Increase (decrease) in amount due to agency	0	0
Increase (decrease) in amount due to reinsurers	137	(43)
Increase (decrease) in other liabilities	3,805	2,758
Other, net	16,661	57,855
Sub-total	98,984	33,299
Interest and dividends and income from real estate for rent received	161,671	164,501
Interest paid	(207)	(57)
Policyholder dividends	(39,334)	(34,533)
Other, net	4,665	(43,066)
Income taxes paid	(4,922)	(19,304)
Net cash provided by (using in) operating activities:	**220,856**	**100,838**
Cash flows from investing activities:		
Net decrease (increase) in short-term investments	107	(3,790)
Proceeds from sale and redemption of monetary claims purchased	1,000	2,200
Investments in monetary trust	(40,300)	(38,000)
Proceeds from monetary trust	7,641	134,731
Purchase of securities	(1,283,972)	(2,170,659)
Sale and redemption of securities	1,330,203	1,865,697
Investments in loans	(366,569)	(351,733)
Collections on loans	366,887	320,301

Increase (decrease) in cash collateral received under securities lending contracts	(24,442)	91,337
Sub-total	(9,444)	(149,914)
Total of net cash provided by (used in) operating activities and investment transactions as above:	211,411	(49,076)
Purchase of property and equipment	(10,383)	(13,909)
Proceeds from sale of property and equipment	7,814	3,763
Net cash paid related to sale of subsidiaries	(3,299)	-
Net cash used in investing activities:	**(15,314)**	**(160,061)**
Cash flows from financing activities:		
Redemption of commercial papers	-	(30,000)
Repayments of debt	(5)	(57)
Repayments of fund	(6,800)	(6,800)
Interest paid related to fund	(364)	(181)
Dividends paid to minority interests	(2)	(2)
Other, net	(371)	-
Net cash used in financing activities:	**(7,544)**	**(37,042)**
Effect of exchange rate changes on cash and cash equivalents	**(3,096)**	**(3,349)**
Net increase (decrease) in cash and cash equivalents	**194,901**	**(99,614)**
Cash and cash equivalents at beginning of year	**300,714**	**496,091**
Increase in cash and cash equivalents due to newly consolidated subsidiaries	**476**	**-**
Cash and cash equivalents at end of year	**496,091**	**396,477**

SUMMARY OF NON-CONSOLIDATED FINANCIAL STATEMENTS

Summary of Balance Sheet

(Millions of yen)

	As of March 31, 2001	As of March 31, 2002
(Assets)		
Cash and deposits	**226,895**	**148,002**
Call loans	**228,500**	**184,000**
Money claims purchased	**27,795**	**42,394**
Monetary trusts	**247,899**	**95,195**
Securities	**3,751,997**	**4,058,208**
Loans	**1,132,569**	**1,157,275**
Property and equipment	**175,434**	**180,433**
Other assets	**61,222**	**59,786**
Net deferred tax assets	**65,825**	**69,009**
Reserve for possible loan losses	**(17,754)**	**(11,517)**
Total assets	**5,900,384**	**5,982,789**
(Liabilities)		
Policy reserves	**5,513,425**	**5,543,459**
Other liabilities	**104,710**	**155,202**
Reserve for employees' retirement benefits	**60,039**	**61,434**
Allowance for policyholder dividends	**-**	**30,662**

Reserve for price fluctuations	**26,712**	**28,042**
Total Liabilities	**5,704,887**	**5,818,800**
(Equity)		
Fund (*kikin*)	**6,800**	**-**
Legal reserve	**29,101**	**36,071**
Surplus	**119,189**	**86,402**
Net income	24,718	7,665
Net unrealized gains on securities	**40,405**	**41,514**
Total equity	**195,496**	**163,988**
Total liabilities and equity	**5,900,384**	**5,982,789**

Summary of Statement of Operations

(*Millions of yen*)

	For fiscal year 2000	For fiscal year 2001
Ordinary revenue	**1,269,183**	**1,308,229**
Income from insurance premiums	1,072,245	1,059,445
Investment income	191,572	245,123
Other ordinary income	5,365	3,660
Ordinary expense	**1,186,929**	**1,268,161**
Insurance claims and other payments	864,988	907,444
Provision for policy and other reserves	134,563	31,543
Investment expenses	66,112	205,507
Operating expenses	107,228	108,142
Other ordinary expenses	14,036	15,523
Ordinary profit	**82,254**	**40,068**
Extraordinary gains	**3,588**	**6,876**
Extraordinary losses	**64,720**	**33,849**
Provision for provisional reserve for policyholder dividends	-	30,662
Provision for price fluctuation reserve	1,358	1,330
Other extraordinary losses	63,361	1,857
Income before income taxes	**21,122**	**13,094**
Income taxes	**13,300**	**9,230**
Cumulative effect of prior years' deferred income taxes	**(16,896)**	**(3,801)**
Net income	**24,718**	**7,665**
Balance at beginning of year	**31,304**	**14,381**
Reversal of reserve for retirement profits	**231**	**403**
Reversal of reserve for social service contributions	**295**	**316**
Unappropriated surplus	**56,549**	**22,766**

REFERENCE INFORMATION

Consolidated Shareholders' Equity after Demutualization

	(Millions of yen) As of April 1, 2002
Common stock	75,000
Additional paid-in capital	54
Consolidated unappropriated surplus	49,815
Net unrealized gains on securities	41,641
Foreign exchange adjustments	479
Total Shareholders' Equity	166,991

INDICES OF FINANCIAL SOUNDNESS AND PROFITABILITY

Sufficient Solvency Margin Ratio

The Company has a solvency margin ratio of 772.0% as of March 31, 2002.

High Profitability

Core profit and the method of calculating core profit are mentioned. Core profit of the Company for fiscal year 2001 was ¥109.8 billion.

Financial Strength Recognized by Rating Agencies

The Company enjoys a Japan Credit Rating Agency's policy payment solvency rating of AA-, a Rating and Investment Information's policy payment solvency rating of AA- and a Standard and Poor's financial strength rating of A+ as of May 31, 2002.

COMMUNICATION

Social service contributions of the Company and its related entities are briefly explained. Also, the outline of the Company's 100th anniversary events are mentioned.

INFORMATION

Basic corporate information, such as the name and address of the Company, outline of sales net work in Japan and information relating to the web site of the Company are mentioned.

DESCRIPTION OF SHARES

Number of authorized shares and outstanding shares, number of shareholders, name of major shareholders, fiscal year end, timing of the ordinary general meeting of shareholders, record date for shareholder dividends, name and address of the transfer agent and name of newspaper in which public notices are published are mentioned.

March 29, 2002
Daido Life Insurance Company

Notice of Daido Life Insurance Company's Share Purchase Programme

Daido Life Insurance Company will convert from a mutual company to a joint stock corporation and list its shares on the First Sections of the Tokyo Stock Exchange and Osaka Securities Exchange on April 1, 2002. Certain Japanese corporations having business and other relationships with Daido will, effective the same date, establish a partnership under the Civil Code of Japan for the purpose of regularly purchasing in Japan, and owning, Daido stock. The due date for applications for entry into the partnership was March 27, 2002. The following is a summary of such applications:

Number of partners: 41
Total amount to be contributed to the partnership: ¥19.28 billion

Each of the partners will contribute cash to the partnership in multiple installments. If any of the partners fails to make all or a portion of its scheduled payment, the actual number of partners and amount of total contribution may be lower than those set forth above.

The cash contributed by the partners will be transferred to and held in a trust for the benefit of the partnership. A Japanese trust bank, as trustee, will use such cash to purchase stock of Daido directly from a brokerage firm on every trading day in Japan from April 3 to June 28, 2002 (such ending date is subject to extension, but in any event will be no later than September 20, 2002). In the event that such purchases of Daido stock are deemed by the trustee to have a significant effect on the market price of the stock, it may temporarily discontinue such purchases or adjust the number of stock to be purchased.

Daido is performing certain administrative functions with respect to the formation of the partnership. Daido does not and will not subsidize or otherwise contribute funds to the partnership in any way.

April 1, 2002
Daido Life Insurance Company
Security Code: 8799

Daido Life Insurance Company Announces Its Demutualisation and the Listing of Its Shares on the First Sections of the Tokyo Stock Exchange and Osaka Securities Exchange

Today, Daido Life Insurance Company has converted from a mutual company to a joint stock corporation in a process commonly known as a demutualisation in accordance with the Insurance Business Law and, at the same time, with the approvals of the Tokyo Stock Exchange and Osaka Securities Exchange, has listed its shares on the First Sections of the Tokyo Stock Exchange and Osaka Securities Exchange..

Daido was established in 1902, and is expanding its operations as a provider of individual term life insurance products for small and medium-sized enterprise ("SME") customers.

Daido aims to be the No. 1 choice of SME customers as the "most reliable life insurance company in all aspects", and to achieve sustainable growth in corporate value through the development of its core business.

Corporate Data

Name:	Daido Life Insurance Company
Paid-in capital:	¥75,000 million
Number of authorized capital shares:	6 million
Number of issued and outstanding shares:	1.5 million

Record date for determining shareholders

The record date for determining shareholders who will be entitled to vote at the Company's ordinary general meetings of shareholders is 31st March, except that the record date for the first ordinary general meeting of shareholders to be held in June 2002 will be 16th April, 2002.

File No.82-34658

April 12, 2002
Daido Life Insurance Company
Security Code: 8799

Denial of today's news regarding merger

Today, a news agency has reported that, "Daido Life Insurance Company, The Taiyo Mutual Life Insurance Company and T&D Financial Life Insurance Company are considering a full merger in April, 2004". The Company completely denies such news.

File No.82-34658

April 26, 2002
Daido Life Insurance Company
Security Code: 8799

Daido Life Insurance Company Unveils New Term Life Insurance Product

Today, Daido Life Insurance Company unveiled a non-participating term life insurance product without cash surrender value ("Term Life Insurance Type Z") .

The key features of the new product include:

- Long-term death coverage (maximum coverage period: until the insured reaches 80 years of age) with lower premiums is offered as a non-participating and no cash surrender value product.
- Premiums for the product are guaranteed at a level amount for the coverage period.
- Premiums paid by corporations are tax deductible regardless of the age of the insured or length of coverage period.

Daido will retain its position as a leading provider of individual term life insurance to small and medium-sized enterprises as it continues to expand the variety of its term insurance products.

File No.82-34658

April 30, 2002
Daido Life Insurance Company
Security Code: 8799

Notice Regarding Devaluation Losses on Securities for the Fiscal Year Ended March 31, 2002

Daido Life Insurance Company announced today that the amount of the Company's devaluation losses on securities for the fiscal year ended March 31, 2002 is estimated to be as set out below.

The performance forecasts for the fiscal year ended March 31, 2002, which the Company announced on February 13, 2002, has reflected the devaluation losses on securities.

(A) Devaluation Losses on Securities for the Fiscal Year Ended March 31, 2002	¥54,121 million
(B) Net Assets as of March 31, 2001 (A/B x 100)	¥162,247 million (33.4%)
(C) Ordinary Profit for the Fiscal Year Ended March 31, 2001 (A/C x 100)	¥82,254 million (65.8%)
(D) Average Net Income for the Fiscal Years Ended March 31, 1997 through 2001 (A/D x 100)	¥4,766 million (1,135.6%)

Notes: Daido Life demutualised and became a joint stock corporation on April 1, 2002. In the case of mutual life insurance companies, transfer to reserve for policyholder dividends constitutes dispositions of net surplus. However, in the case of life insurance companies that are joint stock corporations, the equivalent of such transfer is the provision for reserve for policyholder dividends, which is treated as an expense in its income statements. Regarding the figures above that correspond to net assets and net income, transfer to reserve for policyholder dividends has been posted as an expense, as would be done by a joint stock corporation.

In calculating average net income for the fiscal years ended March 31, 1997 through 2001, the net losses for the fiscal years ended March 31, 2000 and 2001 were counted as zero.

(Reference)
Fiscal Year-end: March 31

File No.82-34658

July 5, 2002
Daido Life Insurance Company
Security Code: 8799

Reduction of Assumed Investment Yield for Group Annuity Products

Daido Life Insurance Company announced today that the assumed investment yield for the group annuity products would be reduced as follows.

The Company has no change to the performance forecasts for the fiscal year ended March 31, 2003, originally announced on May 23, 2002.

- The Company will reduce the assumed investment yield for the group annuity products to 1.25%, down from the current 1.75% due to the harsh investment environment related to prolonged low market interest rates.
- The reduction will apply to all group annuity products, which are currently guaranteed a fixed investment rate of 1.75%.
- The reduction will apply to all new policies and all policies in force of the group annuity products from December 1, 2002.

Note: The assumed investment yield for the group annuity products is a guaranteed investment rate for funds in the general account.

BRIEF DESCRIPTION OF JAPANESE LANGUAGE DOCUMENTS

Annual Securities Report

The Annual Securities Report for the fiscal year 2001 (from April 1, 2001 through March 31, 2002) prepared in accordance with Article 24 of the Securities and Exchange Law has been submitted to the Director of the Kanto Local Finance Bureau, the Tokyo Stock Exchange and the Osaka Securities Exchange on June 28, 2002.

Statutory Public Notice

Statutory public notice dated June 28, 2002 setting forth a summary of the financial statements for fiscal year 2001. A public notice setting forth a summary of a company's balance sheet and statement of income is required under the Commercial Code to be published when such financial statements have been approved at the general shareholders meeting.